UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MRV Communications, Inc.
(Name of Subject Company)

MRV Communications, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0017 per share
(Title of Class of Securities)
553477407
(CUSIP Number of Class of Securities)
Mark J. Bonney
President and Chief Executive Officer
MRV Communications, Inc.
20520 Nordhoff Street
Chatsworth, CA 91311
(818) 773-0900
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
Steven I. Suzzan
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019-6022
(212) 318-3000

☐
Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information
Name and Address
The name of the subject company is MRV Communications, Inc., a Delaware corporation (“MRV”). The address of MRV’s principal executive office is 20520 Nordhoff Street, Chatsworth, California 91311. The telephone number of MRV’s principal executive office is (818) 773-0900.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is MRV’s common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, (together, the “Shares”). As of July 14, 2017, there were 6,812,380 Shares issued and outstanding.
Item 2.   Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of MRV, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the caption “Item 1: Subject Company Information — Name and Address,” which information is incorporated herein by reference. MRV’s website address is www.MRV.com. The information on MRV’s website is not considered a part of this Schedule 14D-9.
Tender Offer and Merger
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Golden Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), ADVA NA Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of ADVA SE (“Parent”), and ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“ADVA SE”), to purchase all of the issued and outstanding Shares at a price per Share equal to $10.00 (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”), filed by ADVA SE, Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being made available with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among MRV, Parent and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, captioned “The Merger Agreement; Other Agreements,” of the Offer to Purchase. The Merger Agreement provides, among other things, that upon its terms and subject to the conditions set forth therein and pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), as soon as practicable after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all conditions to the Merger, Merger Sub will merge with and into MRV (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with MRV surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the DGCL if the Offer is consummated, no stockholder vote will be required to consummate the Merger. MRV does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share (other than (1) Shares that are held by MRV as treasury stock or owned by ADVA SE, Merger Sub, Parent or any subsidiary of MRV; and (2) Shares held by stockholders who are entitled to, who demand appraisal of their Shares and who otherwise validly exercise their appraisal rights under the DGCL with respect to such Shares and do not withdraw their demand or lose their right to appraisal) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly held and MRV will become a wholly-owned subsidiary of Parent.
Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on July 17, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, Eastern time, at the end of the day on August 11, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Parent formed Merger Sub on October 31, 2016 as a Delaware limited liability company under the name ADVA NA Holdings 1 LLC and was subsequently converted to a Delaware corporation on June 30, 2017 for the purpose of engaging in the Transactions, including the Offer and the Merger. Parent is a wholly-owned subsidiary of ADVA SE. To date, Merger Sub has not carried on any activities other than those related to its formation, entry into the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase, the business address and telephone number of Merger Sub is Golden Acquisition Corporation, 5755 Peachtree Industrial Blvd., Norcross, Georgia 30092, Attention: Ulrich Dopfer, telephone: (678) 728-8600. According to the Offer to Purchase, the business address and telephone number of Parent is ADVA NA Holdings, Inc., 5755 Peachtree Industrial Blvd., Norcross, Georgia 30092, Attention: Ulrich Dopfer, telephone: (678) 728-8600. According to the Offer to Purchase the business address and telephone number of ADVA SE is ADVA Optical Networking, Campus Martinsried, Fraunhoferstrasse 9a, 82152 Martinsried/Munich, Germany +49 (0) 89 890 665 901.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of MRV, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between MRV or its affiliates, on the one hand, and (1) MRV’s executive officers, directors or affiliates; or (2) ADVA SE, Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.
Arrangements between MRV, Merger Sub and Parent
   Merger Agreement
The Merger Agreement governs the contractual rights among MRV, Merger Sub and Parent, in relation to the Offer, the Merger and the Transactions. The Merger Agreement is not intended to provide any other factual information about MRV, Merger Sub or Parent. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference to provide MRV’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about MRV found in MRV’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of the dates specified therein; (2) were solely for the benefit of the parties to the Merger Agreement; and (3) are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by MRV to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among MRV, Merger Sub and Parent. Certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about MRV, Merger Sub or Parent. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or the actual condition of MRV, Merger Sub, Parent, ADVA SE or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
A summary of the Merger Agreement is contained in Section 11, captioned “The Merger Agreement; Other Agreements,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
   Confidentiality Agreement
MRV and ADVA SE entered into a confidentiality agreement with an effective date of August 13, 2016 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, ADVA SE and MRV agreed that, subject to certain exceptions, certain non-public, confidential or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving MRV or its stockholders will not be disclosed or used for any other purpose.
This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Guaranty
Concurrently with entering into the Merger Agreement, ADVA SE entered into a Guaranty for the benefit of MRV dated as of July 2, 2017, guarantying the payment obligations of Parent and Merger Sub under the Merger Agreement. This summary of the Guaranty is only a summary and is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
   Tender and Support Agreements
Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into Tender and Support Agreements, dated as of July 2, 2017 (the “Tender and Support Agreements”), with Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Jeannie H. Diefenderfer, Brian Bellinger, Jeffrey Tuder, Stephen G. Krulik and Adam L.A. Scheer (each, a “Supporting Stockholder” and together the “Supporting Stockholders”). Including Shares that may be issued under options awards that are exercisable for or may become vested and settled for Shares within 60 days of July 14, 2017, the Supporting Stockholders collectively beneficially owned 2,523,122 Shares as of July 14, 2017 (or approximately 37%) of the total of all Shares that are outstanding and all additional Shares that are issued and deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of July 14, 2017).
The Tender and Support Agreements provide that, no later than seven business days after the commencement of the Offer, each Supporting Stockholder will tender or cause to be tendered into the Offer, and not withdraw, all outstanding Shares that such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”). The Tender and Support Agreements also provide that, during the period from the date of the Tender and Support Agreements until the earliest to occur of  (1) the date the Merger Agreement is validly terminated; or (2) the Effective Time (such period, the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the applicable Tender and Support Agreement), and that Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to vote the Subject Shares.
The summaries of the Tender and Support Agreements contained in Section 11, under the caption “The Merger Agreement; Other Agreements,” of the Offer to Purchase are incorporated herein by reference. Such summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Rights Plan Amendment
In connection with entering the Merger Agreement, MRV entered into an amendment (the “Amendment”) to the Rights Agreement, dated as of January 26, 2016, between MRV and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”). The Amendment provides that the Rights Agreement will not apply to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Tender and Support Agreements. This summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.
   Beneficial Ownership of Shares by Parent
According to the Schedule TO, as of July 17, 2017, none of Merger Sub, Parent or ADVA SE beneficially owned any Shares, except for Shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.
Arrangements with Current Executive Officers and Directors of MRV
   Overview
In considering the recommendation of the MRV Board set forth under the caption “Item 4. The Solicitation or Recommendation — Recommendation of the MRV Board,” MRV’s stockholders should be aware that certain executive officers and directors of MRV may be considered to have interests in the Transactions that may be different from, or in addition to, those of MRV’s stockholders generally. The MRV Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that MRV’s stockholders accept the Offer and tender their Shares in the Offer.
The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between MRV and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) MRV’s 2007 Omnibus Incentive Plan (the “2007 Plan”), and MRV’s 2015 Long Term Incentive Plan (the “2015 Plan” and, together with the 2007 Plan, the “MRV Stock Plans”); (3) MRV’s Executive Management Incentive Plan (the “EMI Plan”); (4) the award agreements governing MRV Compensatory Awards (as defined below) held by MRV’s executive officers and directors; and

(5) employment and change of control agreements with the executive officers (each, a “Severance Agreement”). For further information with respect to the arrangements between MRV and its named executive officers, see the information included under the caption “— Arrangements with Current Executive Officers and Directors of MRV — Golden Parachute Compensation.” The 2007 Plan, the 2015 Plan, and the Severance Agreements are filed as Exhibits (e)(11) through (e)(17) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
   Consideration for Shares Tendered Pursuant to the Offer
If MRV’s executive officers and directors were to tender any Shares that they beneficially own pursuant to the Offer, under the terms of the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of MRV. As of July 14, 2017, the executive officers and directors of MRV set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 6,182 Shares (excluding for this purpose Shares underlying MRV Compensatory Awards, which are set forth separately in the “Table of Equity Related Payments” below). If the executive officers and directors were to tender all 6,182 Shares beneficially owned by them as of July 14, 2017, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then such executive officers and directors would receive, in aggregate, approximately $61,820 in cash, without interest and subject to any withholding taxes. As indicated below, to the knowledge of MRV, each executive officer and director of MRV currently intends to tender all of his or her Shares in the Offer.
   Effect of the Offer and the Merger Agreement on MRV Compensatory Awards
The discussion below describes the treatment of MRV Compensatory Awards under the Merger Agreement, assuming that there is no right to change in control benefits under the award agreements evidencing MRV Compensatory Awards, which are discussed separately below under the sections captioned “— Arrangements with Current Executive Officers and Directors of MRV — Agreements or Arrangements with Executive Officers of MRV” and “— Arrangements with Current Executive Officers and Directors of MRV — Agreements or Arrangements with Directors of MRV.”
MRV Compensatory Awards
The Merger Agreement provides that, immediately prior to the Effective Time, any then outstanding option to acquire Shares granted under a MRV Stock Plan (an “Option”) whether or not then otherwise vested or exercisable, shall be cancelled in exchange for the right of the holder of such Option to receive from the Surviving Corporation a cash amount equal to the product of  (i) the total number of Shares then still covered by the Option multiplied by (ii) the excess, if any, of  (A) the Merger Consideration over (B) the exercise price per Share under such Option, without any interest thereon and subject to applicable tax withholding; provided that if the exercise price per share under any such Option is equal to or greater than the Merger Consideration, such Option shall be canceled immediately prior to the Effective Time without any payment or other consideration being made or owed in respect thereof. The Merger Agreement further provides that, immediately prior to the Effective Time, each then outstanding share of restricted stock issued pursuant to a MRV Stock Plan (“Restricted Stock Award”, and the Restricted Stock Awards together with the Options the “MRV Compensatory Awards”) shall become fully vested and shall participate in the Merger on the same basis as any other outstanding Shares.
Table of Equity Related Payments
The following table sets forth the approximate amount of the payments that each of MRV’s directors and executive officers is entitled to receive in connection with the consummation of the Transactions pursuant to their Shares and MRV Compensatory Awards held as of July 14, 2017.

Name	Shares Held (#)(1)	Value of Shares Held ($)(2)	Shares Underlying Vested Options (#)(3)	Value of Vested Options ($)(4)	Shares Underlying Accelerating MRV Compensatory Awards (#)(5)	Value of Shares Underlying Accelerating MRV Compensatory Awards ($)(6)	Aggregate Value for Equity ($)
Kenneth H. Traub	33,831	338,310	26,103	7,881	9,070	35,120	381,311
Robert M. Pons	28,649	286,490	26,103	7,881	9,070	35,120	329,491
Mark J. Bonney	36,663	366,630	86,746	21,616	190,749	401,346	789,592
Brian Bellinger	—	—	14,083	2,711	9,070	35,120	37,831
Jeannie H. Diefenderfer	7,045	70,450	16,534	3,691	9,070	35,120	109,261
Jeffrey Tuder	3,657	36,570	6,165	—	9,070	35,120	71,690
Stephen G. Krulik	8,167	81,670	16,334	4,074	48,499	107,866	193,610
Adam L.A. Scheer	3,560	35,600	11,667	—	112,333	178,000	213,600

(1)
The numbers shown (a) include any Restricted Stock Awards that are scheduled to vest on or prior to July 14, 2017; and (b) assume that any MRV Stock Options that are currently vested or are scheduled to vest on or prior to such date will not be exercised.

(2)
The values equal the corresponding number of Shares in the “Shares Held” column multiplied by the Offer Price.

(3)
The numbers shown are the number of Shares underlying Options that are outstanding, vested and unsettled as of July 14, 2017, before taking into account any vesting acceleration described in footnotes 5 and 6.

(4)
The values equal the corresponding number of Shares in the “Shares Underlying Vested Options” column multiplied by (a) the Offer Price less (b) the per share exercise or purchase price for such Shares, if any.

(5)
Assumes that the vesting of all outstanding MRV Compensatory Awards unvested as of July 14, 2017 will be accelerated in full as of July 14, 2017. The numbers shown represent 59,291 Shares underlying Restricted Stock Awards and 337,640 Shares underlying Options.

(6)
The value was determined by multiplying the corresponding number of Shares in the “Shares Underlying Accelerating MRV Compensatory Awards” column by the (a) Offer Price less (b) the per share exercise or purchase price for such Shares, if any.

   Agreements or Arrangements with Executive Officers of MRV
EMI Plan
MRV’s EMI Plan provides for bonuses based on corporate and business unit performance, as applicable, and each year the Compensation Committee of MRV’s Board of Directors (the “MRV Board”) adjusts targets pursuant to the EMI Plan. The Compensation Committee determines whether the officers’ performance justifies adjustments to base salaries, bonuses and granting of share-based compensation. The Compensation Committee then recommends its overall compensation plan to the full MRV Board for its approval. The full Board of Directors also approves the annual operating plan of the Company for the year on which the financial targets of the EMI Plan are based. In addition, the Compensation Committee has in the past considered discretionary bonuses for performance exceeding expectations and uses its discretion in review of Plan targets and performance.
For 2017, the MRV Board adopted the sale of MRV as the strategic objective for each of the executives participating in the EMI Plan. The MRV Board determined that if the entire MRV business was sold in 2017, then each executive would receive 100% of his EMI Plan bonus opportunity. As a result, upon the consummation of the Transactions, MRV’s executive officers will each be entitled to receive 100% of their EMI Plan bonuses, which are listed below:

Executive	Bonus
Mark J. Bonney	$400,155
Stephen G. Krulik	$119,325
Adam L.A. Scheer	$184,600
Severance Agreements
Bonney Amended and Restated Employment Agreement.   On March 16, 2016, MRV entered into an Amended and Restated Employment Agreement with Mark J. Bonney, MRV’s President and Chief Executive Officer (the “Bonney Employment Agreement”). Under the Bonney Employment Agreement, if Mr. Bonney is terminated by the Company without “cause” or by him for “good reason” after a “change in control,” Mr. Bonney will be entitled to severance payable in a lump sum payment equal to 24 months’ base salary, plus payment of COBRA premiums for a period of 24 months, in addition to accelerated vesting of unvested MRV Compensatory Awards. For purposes of the Bonney Employment Agreement:
(1)
“Cause” is defined as Mr. Bonney’s (a) willful failure to perform the material duties of the position of Chief Executive Officer after receiving written notice of such failure and being given 20 days to cure such failure; (b) willful misconduct injurious to MRV; (c) conviction of, or plea of nolo contendere to, a felony or any other crime involving moral turpitude, or (d) material breach of the Bonney Employment Agreement, which breach is not cured within 20 days after written notice to Mr. Bonney from MRV. No act or failure to act on the part of Mr. Bonney is considered “willful” unless it is done or omitted to be done in bad faith or without reasonable belief that the action or omission was in the best interest of MRV.

(2)
“Good reason” means, with certain exceptions, any of the following: (a) a material diminution in Mr. Bonney’s duties or responsibilities; (b) MRV requires Mr. Bonney, without his consent, to be based at a location which is more than 50 miles from Mr. Bonney’s principal work location as of the date of the request; or (c) Mr. Bonney’s base salary is reduced. Notwithstanding the above, (x) any reduction in base salary, annual short-term incentive compensation, bonus or other such payments that affects substantially all U.S. employees, does not constitute Good Reason and (y) provided that following a change in control transaction in which Mr. Bonney remains employed by MRV, a change in Mr. Bonney’s duties or responsibilities following such transaction does not constitute Good Reason under clause (a) above. For termination by Mr. Bonney for good reason to be effective, Mr. Bonney must provide the Company with written notice of the triggering event within 45 days after such an event occurs, the Company has 45 days to cure the situation and Mr. Bonney must terminate employment no later than 30 days after the expiration of such cure period.

(3)
A “change in control” is deemed to have occurred if and when on the date of the earlier to occur of any of the following events:

(a)
the acquisition by any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) a MRV subsidiary, (ii) any trustee or other fiduciary holding securities under any employee benefit plan of MRV, or (iii) any corporation owned, directly or indirectly, by the stockholders of MRV in substantially the same proportions as their ownership of stock of the Company) of beneficial ownership (within the meaning of Rule l3d-3 under the Exchange Act), of securities of MRV representing more than 50% of the combined voting power of the Company’s then outstanding securities, other than an acquisition directly from the Company;

(b)
the consummation of a merger, consolidation or other form of reorganization involving MRV unless all or substantially all of the persons who were the beneficial owners of the voting securities of MRV immediately prior to such merger, consolidation or reorganization beneficially own more than 50% of the combined voting power of the securities of MRV (or the surviving entity or any parent thereof, as the case may be) that are outstanding immediately after such merger, consolidation or reorganization in substantially the same proportion as their ownership of the voting securities of MRV immediately prior to such merger, consolidation or reorganization; or

(c)
the consummation of a complete liquidation or dissolution of MRV, or of a sale or disposition of all or substantially all of MRV’s assets (whether in one transaction or a series of related transactions), unless all or substantially all of the persons who were the beneficial owners of the voting securities of MRV immediately prior to such sale or disposition beneficially own more than 50% of the combined voting power of the securities of the person or entity that acquires such assets that are outstanding immediately after such sale or disposition.

Notwithstanding the foregoing, a change in control is not deemed to occur solely because fifty percent (50%) or more of the then outstanding voting securities is acquired by (1) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the Company or any of its subsidiaries, (2) any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the Company in the same proportion as their ownership of stock in the Company immediately prior to such acquisition, or (3) any Person who, as of the date of the Bonney Employment Agreement, owns more than 25% of the outstanding voting securities.

Krulik Change in Control Agreement.   Effective May 5, 2016, MRV entered into a Change in Control Agreement with Mr. Krulik (the “Krulik Change in Control Agreement”) under which Mr. Krulik will be entitled certain compensation if his employment is terminated pursuant to a “severance event.” The Krulik Change in Control Agreement defines a Severance Event as a termination of Mr. Krulik’s employment with MRV and its subsidiaries by MRV without “cause”, or by Mr. Krulik for “good reason”, in either case occurring within twelve months following the date of a “change in control.” For purposes of the Krulik Change in Control Agreement:
(1)
“Cause” is defined as (1) Mr. Krulik’s repeated failure (other than temporarily while physically or mentally incapacitated) or refusal to perform the duties of his employment or other service if such failure or refusal shall not have ceased or been remedied within fifteen days following written warning from MRV or a subsidiary; (2) Mr. Krulik’s conviction of or plea of no contest to a felony; (3) Mr. Krulik’s breach of a fiduciary trust; (4) material unauthorized disclosure by Mr. Krulik to any person of any confidential information or trade secrets of MRV or any of its subsidiaries; (5) Mr. Krulik’s engaging in conduct or activities materially damaging to the property, business or reputation of MRV or a subsidiary or to the ability of Mr. Krulik to perform the duties of his employment or other services; (6) any act or omission by Mr. Krulik involving gross malfeasance or gross negligence in the performance of Mr. Krulik’s duties to the material detriment of MRV or a subsidiary; or (7) Mr. Krulik’s failure to comply in all material respects with the policies of MRV or a subsidiary or with any noncompetition, nonsolicitation or other restrictive covenants made by Mr. Krulik to MRV or a subsidiary; in each of such cases as determined by MRV’s Board or its Compensation Committee acting in its good faith discretion.

(2)
“Good reason” means, without Mr. Krulik’s written consent, (i) a material diminution in Mr. Krulik’s duties or responsibilities; (ii) any reduction in Mr. Krulik’s annual base salary in effect immediately prior to the change in control; or (iii) MRV requiring Mr. Krulik to be based at any office or location more than fifty (50) miles from the office where Mr. Krulik was employed immediately prior to the change in control. Notwithstanding the foregoing, Mr. Krulik would not have “good reason” to terminate his employment merely because Mr. Krulik is no longer an employee of a public company and/or has a change in title, duties, authority, responsibilities or reporting structure as a result of a change in control transaction (including having a reporting relationship within a larger company). For termination by Mr. Krulik for good reason to be effective, Mr. Krulik must, within 90 days after such event giving rise to good reason occurs, provide the Company with written notice of the triggering event, the Company has 30 days to cure the situation and Mr. Krulik must terminate employment no later than 30 days after the expiration of such cure period.

(3)
A “change in control” is deemed to have occurred if and when on the date of the earlier to occur of any of the following events:

(a)
the acquisition by any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) a MRV subsidiary, (ii) any trustee or other fiduciary holding securities under any MRV employee benefit plan, or (iii) any corporation owned, directly or indirectly, by the stockholders of MRV in substantially the same proportions as their ownership of stock of the Company) of beneficial ownership (within the meaning of Rule l3d-3 under the Exchange Act), of securities of MRV representing more than 50% of the combined voting power of MRV’s then outstanding securities, other than an acquisition directly from MRV;
(b)
the consummation of a merger, consolidation or other form of reorganization involving MRV unless all or substantially all of the persons who were the beneficial owners of the voting securities of MRV immediately prior to such merger, consolidation or reorganization beneficially own more than 50% of the combined voting power of the securities of MRV (or the surviving entity or any parent thereof, as the case may be) that are outstanding immediately after such merger, consolidation or reorganization in substantially the same proportion as their ownership of the voting securities of MRV immediately prior to such merger, consolidation or reorganization; or

(c)
the consummation of a complete liquidation or dissolution of MRV, or of a sale or disposition of all or substantially all of MRV’s assets (whether in one transaction or a series of related transactions), unless all or substantially all of the persons who were the beneficial owners of the voting securities of MRV immediately prior to such sale or disposition beneficially own more than 50% of the combined voting power of the securities of the person or entity that acquires such assets that are outstanding immediately after such sale or disposition.

Notwithstanding the foregoing, a change in control is not be deemed to occur solely because 50% or more of the then outstanding voting securities is acquired by (1) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by MRV or any of its subsidiaries, (2) any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of MRV in the same proportion as their ownership of stock in MRV immediately prior to such acquisition, or (3) any person or entity that, as of the date of the Krulik Change in Control Agreement, owns more than 25% of the outstanding voting securities.

The Krulik Change in Control Agreement provides that if a Severance Event occurs, Mr. Krulik will be entitled to compensation consisting of the amount of any accrued and unpaid compensation in respect of Mr. Krulik’s previously earned base salary, any unpaid amount of a bonus earned by Mr. Krulik during the previous year, any vested payments and benefits accrued by Mr. Krulik under any employee benefits plan, severance equal to nine months of Mr. Krulik’s base salary as of the Severance Event, and, if Mr. Krulik timely elects, COBRA group health plan continuation coverage, the full amount of premiums will be paid by the Company for up to nine months. In addition, if a change in control occurs, the Krulik Change in Control Agreement provides that Mr. Krulik’s outstanding equity awards will be subject to the terms of MRV’s equity incentive plan and the underlying award agreement.
Scheer Employment Letter.   Adam L. A. Scheer is party to a letter agreement with the Company dated October 1, 2015, which was amended on September 27, 2016 (as so amended, the “Scheer Letter Agreement”). The Scheer Letter Agreement provides that, if Mr. Scheer’s employment is terminated without “cause” or for “good reason” after a “change in control” he will be entitled to reimbursement of up to 12 months’ COBRA premiums and a lump sum payment equal to 12 months’ base salary. For purposes of the Scheer Letter Agreement:
(1)
“Cause” is defined as Mr. Scheer’s (a) willful failure to perform the material duties of Mr. Scheer’s position after receiving written notice of such failure and being given twenty days to cure such failure; (b) willful misconduct injurious to MRV; (c) conviction of, or plea of nolo contendere to, a felony or any other crime involving moral turpitude, or (d) material breach of the Scheer Letter Agreement, which breach is not cured within 20 days after written notice. No act or failure to act on the part of Mr. Scheer shall be considered “willful” unless it is done or omitted to be done in bad faith or without reasonable belief that the action or omission was in the best interest of MRV.

(2)
“Good reason” is defined as, without Mr. Scheer’s written consent: (a) a material diminution in Mr. Scheer’s duties or responsibilities; (b) the Company requiring Mr. Scheer to be based at a location which is more than 50 miles from Princeton, New Jersey; or (c) Mr. Scheer’s base salary being reduced. Notwithstanding the above, any reduction in base salary, annual short-term incentive compensation, bonus or other such payments that affects substantially all U.S. employees, does not constitute good reason. For termination by Mr. Scheer for good reason to be effective, Mr. Scheer must provide the Company with written notice of the triggering event within 45 days after such event occurs, the Company has 45 days to cure the situation and Mr. Scheer must terminate employment no later than 30 days after the expiration of such cure period.
(3)
“Change of control” means the occurrence of any of the following events:

(a)
the acquisition by any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) a MRV subsidiary, (ii) any trustee or other fiduciary holding securities under any employee benefit plan of MRV, or (iii) any corporation owned, directly or indirectly, by the stockholders of MRV in substantially the same proportions as their ownership of stock of MRV) of beneficial ownership (within the meaning of Rule l3d-3 under the Exchange Act), of securities of MRV representing more than 50% of the combined voting power of MRV’s then outstanding securities, other than an acquisition directly from MRV;

(b)
the consummation of a merger, consolidation or other form of reorganization involving MRV unless all or substantially all of the persons who were the beneficial owners of the voting securities of MRV immediately prior to such merger, consolidation or reorganization beneficially own more than 50% of the combined voting power of the securities of MRV (or the surviving entity or any parent thereof, as the case may be) that are outstanding immediately after such merger, consolidation or reorganization in substantially the same proportion as their ownership of the voting securities of MRV immediately prior to such merger, consolidation or reorganization; or

(c)
the consummation of a complete liquidation or dissolution of MRV, or of a sale or disposition of all or substantially all of MRV’s assets (whether in one transaction or a series of related transactions), unless all or substantially all of the persons who were the beneficial owners of the voting securities of MRV immediately prior to such sale or disposition beneficially own more than 50% of the combined voting power of the securities of the person or entity that acquires such assets that are outstanding immediately after such sale or disposition.

Potential Payments Upon Change in Control
Mark J. Bonney.   Pursuant to the Bonney Employment Agreement, the payments Mr. Bonney is entitled to upon a termination of his employment by MRV without cause or by him for good reason following a change in control are estimated to be as follows:
Description	Amount
24 months’ base salary	$800,310
Acceleration in full of unvested restricted stock awards	$283,330
Acceleration in full of unvested options awards	$118,016
24 months COBRA or equivalent(1)	$27,826
Payout of accrued vacation time	$39,246
Total estimated payments	$1,268,728

(1)
The estimated benefits amounts are calculated by reference to the amounts paid by MRV in 2016.

Stephen G. Krulik.   Pursuant to the Krulik Change in Control Agreement, the payments Mr. Krulik is entitled to upon a termination of his employment by MRV without cause or by him for good reason following a change in control are estimated to be as follows:

Description	Amount
9 months’ base salary	$178,875
Acceleration in full of unvested restricted stock awards	$78,330
Acceleration in full of unvested options awards	$29,536
9 months COBRA or equivalent(1)	$14,731
Payout of accrued vacation time	$23,045
Total estimated payments	$324,517

(1)
The estimated benefits amounts are calculated by reference to the amounts paid by MRV in 2016.

Adam L. A. Scheer.   Pursuant to the Scheer Letter Agreement, the payments Mr. Scheer is entitled to upon a termination of his employment by MRV without cause or by him for good reason following a change in control are estimated to be as follows:
Description	Amount
12 months’ base salary	$284,000
Acceleration in full of unvested restricted stock awards	$90,000
Acceleration in full of unvested options awards	$88,000
12 months COBRA or equivalent(1)	$19,642
Payout of accrued vacation time	$22,304
Total estimated payments	$503,946

(1)
The estimated benefits amounts are calculated by reference to the amounts paid by MRV in 2016.

   Agreements or Arrangements with Directors of MRV
For a discussion of the effect of the Transactions on MRV Compensatory Awards granted to MRV directors, see “Effect of the Offer and the Merger Agreement on MRV Compensatory Awards — MRV Compensatory Awards.”
   Effect of Merger Agreement on Employee Benefits
The Merger Agreement requires that, for a period of at least one year following the Effective Time, Parent and the Surviving Corporation must provide, or cause to be provided, to each individual who is an employee of MRV or any of its subsidiaries immediately prior to the Effective Time and not subject to a collective bargaining agreement:
(1)
cash compensation (including base salary, base wages, commissions, and cash incentive compensation opportunities) that is at least equal to the cash compensation provided to such employee as in effect immediately prior to the Effective Time; and

(2)
employee benefits (excluding equity compensation, defined benefit pension benefits and any change of control or transaction related payments or benefits) that, in each case, are substantially no less favorable in the aggregate than what is provided or made available to, or otherwise in effect with respect to, such Company Employee immediately prior to the Effective Time.

In addition, Parent and the Surviving Corporation must provide or cause to be provided to each such MRV Employee whose employment terminates during the one year period following the Effective Time with severance benefits at levels and on terms substantially no less favorable than such employee would have been entitled to receive pursuant to the terms of MRV’s severance policies as in effect immediately prior to the Effective Time, and such severance benefits shall be determined taking into account the service crediting provisions contemplated by such severance policies.
Pursuant to the Merger Agreement, for all purposes (including vesting, eligibility to participate and level of severance and other benefits based upon credited service, but not for purposes of defined benefit pension plan accrual) under the employee benefit plans of Parent and its subsidiaries providing welfare, pension and fringe benefits to any MRV employee after the Effective Time (the “New Plans”), each MRV Employee must be credited with his or her period of service with MRV and its subsidiaries and their respective predecessors before the Effective Time. In addition, and without limiting the generality of the foregoing:
(1)
each MRV employee will be immediately eligible to participate, without any waiting time, in any and all New Plans if and to the extent coverage under such New Plan is replacing comparable coverage under a MRV benefit plan in which such MRV Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”);

(2)
for purposes of each New Plan providing any group coverage, all pre-existing condition and other limitations, exclusions and requirements of such New Plan shall be waived for, or deemed satisfied by such MRV Employee and his or her covered spouse and dependents, to the extent permitted under such New Plan and such limitations, exclusions or requirements were satisfied, no longer applicable or waived under the comparable Old Plans prior to the Effective Time; and

(3)
any eligible expenses paid or incurred by any MRV employee and his or her covered spouse and dependents during the portion of the plan year of an Old Plan ending on the date such MRV employee’s participation in a corresponding New Plan begins shall be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such MRV employee and his or her covered spouse and dependents for the applicable plan year as if such amounts had been paid or incurred under the New Plan.

The Merger Agreement further requires that, from and after the Effective Time, Parent must cause the Surviving Corporation and its subsidiaries to honor all obligations binding on MRV and its subsidiaries under any employment, retention, transaction bonus, separation, change in control or other similar agreement or arrangement made by MRV with or for the benefit of any of its employees in accordance with their terms as in effect immediately before the Effective Time.
As of the date of this Schedule 14D-9, other than as set forth under the caption “— Arrangements with Current Executive Officers and Directors of MRV — Agreements or Arrangements with Executive Officers of MRV,” no members of MRV’s current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub, or their affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, other than as set forth under the caption “— Arrangements with Current Executive Officers and Directors of MRV — Agreements or Arrangements with Executive Officers of MRV,” no discussions have occurred between members of MRV’s current management and representatives of Parent, Merger Sub or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain other members of MRV’s current management team will enter into arrangements with Parent, Merger Sub or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no discussions have occurred between members of MRV’s current management and representatives of Parent, Merger Sub or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.
   Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, MRV’s directors and executive officers will be entitled to certain ongoing indemnification and advancement of expenses in connection with any actual or threatened claim, suit, action, proceeding or investigation as well as coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period of six years immediately following the Effective Time. Such indemnification and insurance coverage is further described in the section captioned “— Arrangements with Current Executive Officers and Directors of MRV — Effect of the Merger on Director and Officer Indemnification and Insurance.”
   Golden Parachute Compensation
Background
In this Schedule 14D-9, MRV is required to disclose any agreement or understanding, whether written or unwritten, between MRV’s named executive officers (Messrs. Bonney, Krulik, and Scheer) and MRV or

Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. MRV has entered into the Severance Agreements and award agreements evidencing MRV Compensatory Awards, each of which provide for change in control benefits to the named executive officers. The terms and conditions of these agreements are described under the captions “— Arrangements with Current Executive Officers and Directors of MRV — Agreements or Arrangements with Executive Officers of MRV — Severance Agreements” and “— Arrangements with Current Executive Officers and Directors of MRV — Agreements or Arrangements with Executive Officers of MRV — MRV Compensatory Awards,” and are incorporated herein by reference.
Aggregate Amounts of Potential Compensation
The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of MRV that is based upon or otherwise related to the Transactions.
For purposes of calculating the potential payments set forth in the table below, MRV has assumed (1) that the consummation of the Transactions occurs on August 16, 2017; (2) that each named executive officer terminates his employment with MRV triggering severance payments and benefits on the date immediately following the Effective Time; and (3) that pursuant to the Severance Agreements and the Merger Agreement, 100% of the unvested portion of MRV Compensatory Awards held by each named executive officer accelerates and vests in connection with the closing of the Offer. For additional details regarding the terms of the payments quantified below, see the section captioned “— Agreements or Arrangements with Executive Officers of MRV.” The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	All Other Compensation(4)	Total ($)
Mark J. Bonney	1,200,465	789,592	27,826	39,246	2,057,129
Stephen G. Krulik	298,200	193,610	14,731	23,045	529,586
Adam L.A. Scheer	468,600	213,600	19,642	22,304	724,146

(1)
This column shows cash amounts due to the named executive officers under their respective Severance Agreements and under the EMI Plan. Under the applicable Severance Agreements, each named executive officer who experiences a qualifying termination will receive, subject to the terms and conditions of the applicable Severance Agreement, a lump-sum cash severance payment as follows: (a) Mr. Bonney will receive an aggregate amount equal to 24 months of his base salary, or $800,310, (b) Mr. Krulik will receive an aggregate amount equal to nine months of his base salary, or $178,875, and (c) Mr. Scheer will receive an aggregate amount equal to 12 months of his base salary, or $284,000. Each named executive officer is also entitled to the following bonuses under the EMI Plan: Mr. Bonney, $400,155, Mr. Krulik, $119,325, and Mr. Scheer, $184,600.

(2)
The value represents (1) the product obtained by multiplying (a) the Offer Price by (b) the number of Shares underlying the named executive officer’s MRV Compensatory Awards as of July 14, 2017, minus (2) the aggregate exercise or purchase price for such Shares, if any. For purposes of the previous sentence, the MRV Compensatory Awards exclude any MRV Stock Options with a per Share exercise price equal to or in excess of the Offer Price.

(3)
This amount equals the value of the “double-trigger” continued health care benefits to which each named executive officer may become entitled under his Severance Agreement. These benefits will become due if the named executive officer experiences a qualifying termination, subject to the terms and conditions of the Severance Agreement. The estimated benefits amounts are calculated by reference to the amounts paid by MRV in 2016.

(4)
Consists of payout of accrued vacation time.

Effect of the Merger on Director and Officer Indemnification and Insurance
Section 102(b)(7) of the DGCL provides that a Delaware corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of any director for monetary damages for breach of fiduciary duty, except for any liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. MRV’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL.
Section 145(a) of the DGCL permits a Delaware corporation to indemnify any person who was or is made party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Section 145(b) further permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145(e) provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145, and that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. Section 145 permits a Delaware corporation to include in its certificate of incorporation and bylaws, and in agreements between the corporation and any person the corporation has the power to indemnify, provisions expanding the scope of rights to indemnification and advancement of expenses beyond that specifically provided by current law. MRV’s amended and restated by-laws provide that MRV shall indemnify its directors and executive officers to the full extent legally permissible. MRV’s amended and restated by-laws also provide that MRV must advance expenses incurred by a director or officer in connection with any proceeding for which such director or officer may be entitled to indemnification upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by MRV.
Pursuant to the Merger Agreement, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless each current and former director, and officer of MRV or any of its subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable and documented fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with MRV or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Merger Agreement or the Transactions), to the fullest extent permitted under applicable law and (ii) assume, honor and fulfill in all respects all obligations of MRV and its subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in the MRV organizational documents and the respective organizational documents of each of MRV’s subsidiaries as in effect on the date of the Merger Agreement. Without limiting the foregoing, at the Effective Time for a period of not less than six years immediately following the Effective Time, the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and by-laws of the Surviving Corporation, and the organizational documents of each subsidiary of the Surviving Corporation, to include comparable provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable in the aggregate to the Indemnitees than as set forth in the MRV organizational documents or such subsidiary’s organizational documents in effect on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would materially adversely affect the rights thereunder in the aggregate of the Indemnitees except as required by applicable law.
For a period of not less than six years immediately following the Effective Time, to the extent required by the MRV organizational documents, applicable organizational documents of MRV subsidiaries or applicable indemnification agreements, Parent shall, or shall cause the Surviving Corporation to, pay and advance to an Indemnitee any expenses (including reasonable and documented fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under the preceding paragraph as and when incurred to the fullest extent permitted under applicable law, such payment or advance to be made within 30 days after receipt by Parent of a written request therefor; provided that the person to whom expenses are advanced provides an undertaking to repay such expenses (but only to the extent required by applicable law, the MRV organizational documents, applicable organizational documents of MRV subsidiaries or applicable indemnification agreements and which advances and undertaking shall be unsecured and interest free). Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable law, the MRV organizational documents, applicable organizational documents of MRV subsidiaries, or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel selected by Parent.
For a period of six years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by MRV and its subsidiaries with respect to matters arising on or before the Effective Time either through MRV’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by MRV prior to the date of the Merger Agreement in respect of the coverages required to be obtained pursuant thereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; and provided, further, that in lieu of the foregoing insurance coverage, MRV may purchase ”tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be required to spend during the six–year period, that provides coverage not materially less favorable in the aggregate than the coverage described above.
In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof described above and set forth in Section 6.8 of the Merger Agreement.

Section 16 Matters
As permitted by the Merger Agreement, the Board will adopt a resolution in connection with the closing of the Transactions so that the disposition of all MRV equity securities pursuant to the Merger Agreement by any officer or director of MRV who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.
Item 4.   The Solicitation or Recommendation
Recommendation of the MRV Board
After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with MRV management and its legal and financial advisors, on July 2, 2017, the MRV Board at a meeting duly called at which all of the members of the MRV Board were present, among other things, unanimously (1) determined that the Merger Agreement and the Transactions are fair to and in the best interests of MRV and its stockholders; (2) approved entry into and adoption of the Merger Agreement, and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the requirements of Delaware law; (3) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer; and (4) elected that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of the DGCL.
For the reasons described below, the MRV Board unanimously recommends that MRV’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.
In reaching the conclusions and in making the recommendation described above, the MRV Board took into account the considerations described under the caption “— Background of the Transactions; Reasons for the Recommendation of the MRV Board — Reasons for the Recommendation of the MRV Board.”
A copy of the press release issued by MRV, dated July 3, 2017, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) and is incorporated herein by reference. A copy of a press release issued by ADVA SE, dated July 2, 2017, announcing the Merger Agreement is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.
Background of the Transactions; Reasons for the Recommendation of the MRV Board
   Background of the Transactions
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation among the MRV Board, MRV Management or the representatives of MRV and other parties.
MRV was formed in July 1988 as MRV Technologies, Inc., a California corporation. In April 1992, MRV reincorporated in Delaware and changed the company name to MRV Communications, Inc. MRV completed its initial public offering in December 1992, and its common stock is listed on the Nasdaq Capital Market. MRV designs, develops and sells products, software and services that enable customers to build reliable, scalable and cost effective telecommunications networks. MRV develops products, software and services to meet the needs of telecommunications service providers and cable operators, data center operators, government entities and enterprises, including the educational, financial, healthcare and equipment manufacturing segments in North, South and Central America, Europe, Middle East and Asia Pacific.
The MRV Board, together with the MRV management team and with the assistance of MRV’s financial and legal advisors, periodically reviews and considers strategic and other opportunities available to MRV that may enhance stockholder value. This review has taken into consideration MRV’s financial and operating performance, intense competition in its industry, significant investment requirements in ongoing engineering and product and software development, MRV’s declining revenue from legacy products, MRV’s small scale relative to competitors and the demands of the marketplace, customer concentration and dependencies, industry consolidation, macroeconomic developments and industry trends. This review has included, from time to time, an analysis of the risks of continuing as an independent public company and evaluation of the alternatives, including a sale of business units or the entire company, merger, capital allocation or other transaction to protect and maximize stockholder value.
In 2010, MRV began taking steps to divest assets and return capital to stockholders.
•
In October 2010, MRV completed the sale of its former wholly-owned subsidiaries Source Photonics, Inc. and Source Photonics Santa Clara, Inc.

•
In September 2011, MRV publicly announced that it retained investment bankers to assist it in exploring strategic alternatives with respect to its Network Equipment segment, including its Optical Communications Systems division and Creative Electronics Systems SA., its Swiss subsidiary in the aerospace and defense industry (“CES”).

•
On October 20, 2011, MRV announced a special cash dividend of approximately $75 million in the aggregate.

•
In March 2012, MRV completed the sale of CES to CES Holding SA.

•
On May 2, 2012, MRV announced a special cash dividend of approximately $48.6 million in the aggregate.

•
In August 2012, MRV announced that it concluded the process of exploration of strategic alternatives for its Network Equipment segment, and it intended to retain the remaining businesses in that segment while seeking the continued disposition of the businesses in the Network Integration segment. In the aforementioned process, MRV and its investment bankers solicited interest from potential buyers of the Optical Communications Systems division including ADVA, but the Company did not receive any firm offers for the business at that time.

•
In October 2012, MRV sold two of the three businesses within its Network Integration segment. MRV sold all of the issued and outstanding capital stock of its former wholly-owned operating subsidiary, Alcadon-MRV AB based in Sweden. Also in October 2012, MRV sold all of the issued and outstanding capital stock of its former wholly-owned subsidiary, Pedrena Enterprises B.V., the parent company of Interdata, a wholly-owned operating subsidiary, based in France.

•
On December 3, 2012, MRV announced a special cash dividend of approximately $11 million in the aggregate and a share repurchase plan for up to $10 million of the then issued and outstanding shares of MRV’s common stock.

•
In December 2015, MRV sold the remainder of its Network Integration segment, which consisted of one business unit in Italy, Tecnonet S.p.A., that provided consulting, installation and support and managed services for fixed line, cable and mobile communications networks.

After giving effect to these dispositions, MRV’s remaining reporting segment, Network Equipment, includes two business units: Optical Communications Systems division and Appointech, Inc., a Taiwan based business that provides design and manufacturing of fiber optic modules for the fiber-optic communications industry.
At present, the network equipment industry is intensely competitive, and MRV has competed against new products from larger, better capitalized global competitors while also competing against aggressive pricing from low-cost producers in Asia and elsewhere. Many of MRV’s competitors have significantly greater financial, technical, marketing, distribution, sales and customer support organizations and other resources and larger installed customer bases than MRV has. MRV’s competitors regularly introduce new competitive products, and may be able to devote greater resources to the development, promotion, sale and support of their products. Moreover, recent consolidation in MRV’s markets may enhance these competitive advantages of some of MRV’s competitors. Competitors may also be able to leverage their buying power with vendors to give them preferential treatment in delivery of high-demand products in times of supply constraint. Many of MRV’s larger competitors offer customers broader product lines, which provide a more comprehensive networking solution than MRV provides. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. In addition, several of MRV’s competitors have large market capitalizations, have substantially larger cash reserves, and are much better positioned than MRV is to acquire other companies in order to gain new technologies or products that may displace our product lines and give them a strategic advantage.
The markets for MRV products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. MRV’s performance has depended on the successful development of new and enhanced products that address these changes and other customer requirements. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to continue to compete as an independent company, MRV would need to be able to deliver to customers products that are highly reliable, operate with their existing equipment, lower their costs of acquisition and ownership, installation and maintenance, and provide an overall cost-effective solution.
Given this competitive environment, MRV’s history of losses, challenges of scale, concerns about declining revenue from legacy products, and the cost of investing in new products, the MRV Board decided to contact various investment banks to discuss engaging them to evaluate MRV’s strategic alternatives, including a potential sale of MRV or its individual product lines. In April, May and June 2016, MRV held discussions with more than ten investment banks ultimately leading to a “bake off” of four potential investment banks in connection with an engagement to represent MRV in a sell-side transaction. On June 15, 2016, the MRV Board decided to engage Cowen and Company, LLC (“Cowen”) and MRV and Cowen signed an engagement letter pursuant to which MRV selected Cowen as its financial advisor in connection with a potential sale or other business combination of MRV or one or more of its subsidiaries or divisions.
During the period between June and September 2016, at the direction of the MRV Board and MRV management, Cowen contacted 78 potential strategic and financial buyers (collectively, the “Identified Parties”). Of the Identified Parties contacted, 21 signed non-disclosure agreements and were granted access to a virtual data room to perform due diligence regarding MRV, and nine attended presentations by the MRV management team. In November and December 2016, Cowen sent process letters to seven of the Identified Parties who attended management presentations, each of which had continued to express interest in acquiring MRV or a principal product line, asking that they provide final written acquisition proposals regarding MRV by the end of January 2017, including submission of comments to a draft merger agreement prepared by MRV and MRV’s legal counsel for the purpose of evaluating and comparing alternative acquisition proposals.
Ultimately during the process, five Identified Parties, including ADVA, submitted non-binding proposal letters outlining a potential transaction involving MRV or one of its product lines. The proposals were subject to numerous conditions precedent, including the negotiation of definitive acquisition agreements and completion of due diligence. Two of the Identified Parties’ proposals were dismissed due to inadequate value and, in the case of one of the proposals, due to the Identified Party’s lack of cash and financing ability. Accordingly, MRV engaged in negotiations with three Identified Parties, which were: ADVA, another potential strategic buyer (the “Other Strategic Interested Party”) and a potential private equity-backed strategic buyer (the “PE-Backed Strategic Party”).
Because ADVA initially indicated that it was not interested in pursuing a transaction with MRV and because the MRV Board questioned the level of commitment of the Other Strategic Interested Party to a transaction with MRV, the MRV Board believed the Identified Party most interested in negotiating a transaction that would maximize MRV stockholder value was the PE-Backed Strategic Party. The following are descriptions of the significant contacts with the PE-Backed Strategic Party:
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On August 24, 2016, MRV held an initial in-person management presentation, meeting the PE-Backed Strategic Party at its offices.

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On September 8, 2016, MRV held a telephonic management presentation with representatives of the PE-Backed Strategic Party.

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On November 28, 2016, at the direction of MRV, Cowen sent a process letter to the PE-Backed Strategic Party providing instructions for formal bid submission.

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On December 16, 2016, MRV received a draft non-binding letter of intent from the PE-Backed Strategic Party indicating a valuation range for MRV’s common stock of between $10.00 and $10.50 per Share.

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On December 20, 2016, Cowen held a conference call with the PE-Backed Strategic Party to discuss its proposal.

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On December 22, 2016, MRV provided data room access to the PE-Backed Strategic Party, with the understanding that the PE-Backed Strategic Party would possibly increase its offer price following a review of materials in the data room. Additionally, at the direction of MRV, Cowen sent a second process letter to the PE-Backed Strategic Party requesting that it provide its best and final offer.

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On January 6, 2017, the PE-Backed Strategic Party provided MRV with a due diligence request list.

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On January 9, 2017, MRV provided responses to the PE-Backed Strategic Party’s due diligence requests.

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On January 11, 2017, the PE-Backed Strategic Party provided MRV with a refined due diligence request list.

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On January 20, 2017, MRV held a financial update conference call with the PE-Backed Strategic Party.

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On February 2, 2017, MRV and the PE-Backed Strategic Party held a conference call to discuss MRV’s sales pipeline.

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On February 6, 2017, Cowen held a conference call with the PE-Backed Strategic Party to discuss outstanding due diligence items.

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On February 7, 2017, representatives of MRV, Cowen and the PE-Backed Strategic Party held a meeting at the offices of the PE-Backed Strategic Party to discuss MRV’s 2017 financial outlook.

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On February 10, 2017, the PE-Backed Strategic Party informed MRV and Cowen that it had additional questions with respect to its analysis of MRV’s 2017 projections.

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On February 13, 2017, MRV provided the PE-Backed Strategic Party with information and materials underlying MRV’s 2017 projections.

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On February 22, 2017, Cowen held a conference a call with the PE-Backed Strategic Party to discuss its interest level in proceeding with the proposed transaction. The PE-Backed Strategic Party indicated that it was reassessing the valuation contained in its submitted proposal and that it was considering decreasing its offer from the previously submitted valuation range of  $10.00 to $10.50 per Share.

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On February 24, 2017, the PE-Backed Strategic Party submitted a revised letter of intent at a valuation of  $10.00 per Share.

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On February 28, 2017, at the direction of MRV, Cowen held a conference call with the PE-Backed Strategic Party to express MRV’s concerns regarding the PE-Backed Strategic Party’s letter of intent, the PE-Backed Strategic Party’s failure to submit a markup of MRV’s proposed acquisition agreement, the PE-Backed Strategic Party’s detailed confirmatory due diligence list (which requested proprietary customer and product information, among other things) and the PE-Backed Strategic Party’s timeline for completing its due diligence. At the direction of MRV, Cowen indicated to the PE-Backed Strategic Party that a markup of the proposed acquisition agreement, a detailed due diligence list and specific timeline for completing due diligence would be required in order for MRV to be willing to proceed with negotiations.

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On March 3, 2017, the PE-Backed Strategic Party provided a markup of the proposed acquisition agreement and proposed process timeline for completing due diligence. At this time, the PE-Backed Strategic Party requested that it be granted exclusive negotiating rights in respect of the proposed sale of MRV.

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On March 4, 2017, the MRV Board met with Cowen to discuss the PE-Backed Strategic Party’s offer, due diligence timeline, acquisition agreement markup and request for exclusivity. MRV determined that, the PE-Backed Strategic Party was not advanced in their due diligence process, their future due diligence requirements were ambiguous, their comments on the acquisition agreement reflected a limited review scope, and their seriousness in proceeding with a transaction was in doubt. Consequently, MRV decided to reject the PE-Backed Strategic Party’s request for exclusivity, but sought to continue to engage with them and proceed with due diligence and negotiations on a non-exclusive basis.

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On March 7, 2017, at the direction of MRV, Cowen held a conference call with the PE-Backed Strategic Party, in which Cowen voiced MRV’s concerns and objectives discussed at the March 4, 2017 meeting of the MRV Board. The PE-Backed Strategic Party indicated that it would provide the additional information concerning outstanding due diligence items that MRV required to move forward in negotiations.

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On March 10, 2017, at the direction of the MRV Board and MRV management, Cowen held a conference call with the PE-Backed Strategic Party and delivered MRV’s decision that it rejected the PE-Backed Strategic Party’s request for exclusivity at that time and encouraged the PE-Backed Strategic Party to complete due diligence.

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On March 16, 2017, the MRV Board held a telephonic meeting at which all directors were present to discuss proposed next steps in the negotiations with the PE-Backed Strategic Party.

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On March 17, 2017, MRV received a due diligence list from the PE-Backed Strategic Party.

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On March 23, 2017, MRV provided responses to the PE-Backed Strategic Party’s due diligence requests.

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On April 4, 2017, MRV held a conference call with the PE-Backed Strategic Party to discuss preliminary estimated financial results for the first quarter of 2017.

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On April 6, 2017, Cowen held a conference call with the PE-Backed Strategic Party. The PE-Backed Strategic Party indicated that it was in the process of evaluating potential additional cost synergies and/or revenue opportunities to justify potentially increasing its offer price.

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On April 19, 2017, Cowen held a status conference call with the PE-Backed Strategic Party. The PE-Backed Strategic Party indicated that they were no longer interested in pursuing a transaction with MRV. Based on this, MRV discontinued negotiations with the PE-Backed Strategic Party.

Prior to discontinuing negotiations with the PE-Backed Strategic Party, MRV began engaging in discussions with the Other Strategic Interested Party. However, the MRV Board ultimately determined not to proceed with negotiations with the Other Strategic Interested Party, because the MRV Board believed the Other Strategic Interested Party lacked the financing to consummate a transaction at an adequate price and because the limited due diligence the Other Strategic Interested Party had performed indicated to the MRV Board that it was not a serious buyer. The following are descriptions of the significant contacts with the Other Strategic Interested Party:
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On August 25, 2016, at the direction of MRV, Cowen held a conference call with the Other Strategic Interested Party’s management team regarding the proposed MRV sale transaction. The Other Strategic Interested Party indicated that it would be interested in learning more about the sale process.

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On November 16, 2016, MRV delivered an in-person management presentation at Cowen’s New York office to representatives of the Other Strategic Interested Party.

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On November 18, 2016, at the direction of MRV, Cowen provided a process letter to the Other Strategic Interested Party.

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On December 5, 2016, MRV received a non-binding draft letter of intent from the Other Strategic Interested Party to acquire MRV at an enterprise value of  $40,000,000, excluding net operating losses and cash. The publicly-available information relating to the Other Strategic Interested Party did not demonstrate that it had sufficient available cash or borrowing capacity to effect an acquisition transaction with MRV, and its proposal included a financing contingency.

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On December 22, 2016, at the direction of MRV, Cowen sent a second process letter to the Other Strategic Interested Party requesting that it provide its best and final offer.

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On January 19, 2017, MRV held a financial update conference call with the Other Strategic Interested Party.

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On January 23, 2017, MRV held a conference call with the Other Strategic Interested Party and its financial adviser during which the Other Strategic Interested Party provided an update on the status of its financing process.

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On March 31, 2017, the Other Strategic Interested Party publicly announced a strategic acquisition of another company for consideration in the form of a combination of cash and shares.

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On April 3, 2017, the Other Strategic Interested Party’s financial advisor requested a call with MRV and Cowen to discuss an update given the Other Strategic Interested Party’s recent acquisition announcement.

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On April 11, 2017, Cowen held a conference call with Other Strategic Interested Party’s financial advisor, who indicated that the Other Strategic Interested Party was moving forward with its other acquisition and could potentially be interested in a roll-up acquisition of MRV following the closing of the other acquisition, but that any potential transaction with MRV was not likely until the summer of 2018 at the earliest. MRV management did not consider such a transaction in 2018 to be a realistic prospect.

Finally, MRV engaged in significant negotiations with ADVA, which led to the execution and delivery of the Merger Agreement. The following are descriptions of significant contacts with ADVA.
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On July 15, 2016, at the direction of MRV, Cowen held a conference call with ADVA, during which ADVA indicated that it would review the potential opportunity to acquire MRV with its Board to gauge interest levels and that it would revert to Cowen.

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In early August 2016, MRV and ADVA negotiated a customary confidentiality agreement, which was executed on August 13, 2016.

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On September 7, 2016, MRV held an initial conference call with ADVA at which MRV delivered a management presentation.

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On October 6, 2016, ADVA contacted Cowen and indicated that ADVA was not interested in pursuing a transaction with MRV at that time. ADVA further indicated that although they were not interested at that time, MRV could approach ADVA again once MRV had exhausted all prospects with other potential buyers.

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On February 21, 2017, MRV arranged and held a call with ADVA, during which MRV updated ADVA regarding the strategic merits of a combination between the two companies, and ADVA indicated that it would reconsider a potential acquisition. ADVA indicated that it would take two weeks to formulate a proposal.

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On February 27, 2017, MRV was informed by ADVA that the opportunity to acquire MRV was discussed with ADVA’s chairman and senior management team, who were receptive to considering the possibility of a transaction. ADVA indicated that there were some technical items that required clarification internally relating to integration, as well as other due diligence to consider, but that ADVA expected to be able make a proposal within a week.

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On March 7, 2017, ADVA informed MRV that it was speaking with banks regarding financing for the potential transaction and would need approximately another week to prepare a proposal.

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On March 16, 2017, ADVA informed MRV that the market appeared to react favorably to MRV’s first quarter earnings and conference call and suggested a meeting between the CEOs of ADVA and MRV, respectively, during the Optical Fiber Conference the week of March 20, 2017.

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On March 21, 2017, MRV’s CEO and ADVA’s CEO met and discussed the relative merits of a combination of the two companies. At the conclusion of the meeting they agreed that a formal presentation by MRV to the full management team of ADVA should be scheduled.

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On April 3, 2017, on behalf of MRV, Cowen sent a preliminary management presentation to ADVA’s management.

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On April 6, 2017, MRV presented an updated management presentation to the management of ADVA, and MRV received a preliminary due diligence request list from ADVA.

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On April 8, 2017, MRV provided responses to ADVA’s due diligence request.

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On April 21, 2017, MRV and Cowen held a conference call with ADVA to discuss ADVA’s follow-up due diligence questions. At the direction of MRV, Cowen provided a process letter to ADVA at that time.

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On April 26, 2017, MRV received a letter of intent from ADVA providing for an offer price range of between $9.85 and $10.00 per Share.

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On April 28, 2017, MRV and Cowen held a conference call with ADVA to discuss ADVA’s offer.

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In addition, on April 28, 2017, at the direction of the MRV Board and MRV management, Cowen held a conference call with ADVA to communicate that MRV was seeking a higher offer price range than between $9.85 and $10.00 per share. Cowen communicated that ADVA should re-evaluate and submit an offer at a higher price, as MRV believed ADVA would see more upside regarding the transaction once it had conducted more due diligence.

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On April 30, 2017, MRV received an updated non-binding draft letter of intent from ADVA with a revised offer value range of between $10.00 and $10.50 per Share that was subject to further due diligence and a financing contingency.

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On May 1, 2017, the MRV Board held a telephonic meeting at which all directors were present to discuss ADVA’s revised letter of intent. Following a review of the revised letter and consultation with MRV’s legal and financial advisors, the MRV Board authorized MRV to commence a non-exclusive 45-day due diligence period with ADVA.

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On May 8, 2017, a 45-day non-exclusive due diligence period commenced with ADVA.

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Between May 8 and May 10, 2017, in-person due diligence sessions were held between MRV’s management team and ADVA at Cowen’s New York office.

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On May 12, 2017, Hogan Lovells US LLP (“Hogan Lovells”), counsel to ADVA, provided MRV with a draft exclusivity agreement (which was never negotiated or executed).

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On May 12, 2017, MRV’s counsel, Norton Rose Fulbright US LLP (“Norton Rose Fulbright”), provided Hogan Lovells with a draft of the merger agreement for the proposed transaction.

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On May 16, 2017, a quality of earnings diligence session by PricewaterhouseCoopers (“PWC”), a financial accounting advisor to ADVA, including a review of workpapers prepared by Grant Thornton LLP (“Grant Thornton”), MRV’s independent auditor, was held at Grant Thornton’s Los Angeles offices.

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On May 16, 2017, the MRV Board held a telephonic meeting at which all directors were present to discuss ADVA’s requests for exclusivity. The MRV Board determined not to grant exclusivity to

ADVA at that point, as there were still substantial concerns with ADVA’s letter of intent, including with respect to valuation, the possibility of a financing contingency and lack of ADVA board approval at the time. At the direction of MRV, Cowen communicated to ADVA the MRV Board’s concerns regarding exclusivity.
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On May 17 and May 18, 2017, PWC held in-person quality of earnings diligence sessions with MRV management at its Los Angeles offices.

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On May 19, 2017, Deloitte Touche Tohmatsu Limited (“Deloitte & Touche”), ADVA’s tax advisor, held a telephonic United States tax diligence session with MRV management.

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On May 25, 2017, Hogan Lovells delivered, on behalf of ADVA, a markup of MRV’s proposed merger agreement.

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On May 26, 2017, Norton Rose Fulbright held a conference call with representatives of Cowen, members of MRV’s senior management team and the MRV Board, to discuss issues raised by the Hogan Lovells’ markup of the proposed merger agreement. The most significant issues discussed related to certainty of closing the transaction, including with respect to financing contingency, contractual closing conditions and termination rights.

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On June 1, 2017, representatives of ADVA communicated to representatives of MRV that they were having significant issues supporting an offer in excess of  $10.00 per share. The issues they identified included the declining revenue and profit of the MRV legacy products; the MRV revenue forecast and concerns regarding customer retention; the transaction costs and the impact on cash after closing and cash levels in general. MRV responded that they would prepare materials for review and discussion at a subsequent conference call addressing the ADVA concerns and that in addition they would provide an update on the revenue synergies that ADVA should be considering.

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On June 2, 2017 and June 7, 2017, representatives of Norton Rose Fulbright and Hogan Lovells held conference calls to discuss issues of dispute between MRV and ADVA regarding the draft merger agreement.

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On June 3, 2017, representatives of MRV held a conference call with representatives of ADVA and presented and discussed the materials MRV prepared in response to the June 1, 2017 call between the parties.

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On June 3, 2017, MRV received a revised letter of intent from ADVA providing for an offer price of  $10.00 per share. At the direction of the MRV Board, Cowen communicated to ADVA that $10.00 per share is at the lower end of initially provided range. Cowen communicated that MRV would be willing to permit a site visit by ADVA to MRV’s facility in Israel, but would limit due diligence and exposure to key employees.

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On June 5, 2017, representatives of MRV spoke with representatives of ADVA, who indicated that ADVA would have trouble agreeing to a higher offer price than $10.00 per share due to perceived risks associated with the potential transaction and MRV’s business. MRV indicated that MRV would be willing to permit a more fulsome meeting in Israel if ADVA provided a stronger letter of intent.

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On June 7, 2017, ADVA conducted due diligence meetings with a few key MRV employees to discuss operations, inventory and site specific issues relating to MRV’s operations in Israel at a location close to MRV’s Yokneam, Israel facility. ADVA provided an updated letter of intent with an offer price range of between $10.00 and $10.50 per share

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On June 8, 2017, ADVA conducted meetings with a few key MRV employees to discuss research and development, products and processes/tools at a location close to MRV’s Yokneam, Israel offices. ADVA also visited MRV’s Yokneam, Israel facility.

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On June 9, 2017, MRV, representatives of Norton Rose Fulbright, Hogan Lovells, Tulchinsky Stern Marciano Cohen Levitski & Co. (“TSLaw”) (ADVA’s Israel counsel), and Goldfarb, Seligman & Co (“Goldfarb”) (MRV’s Israel counsel) held a conference call to discuss due diligence matters relating to MRV’s Israeli subsidiaries. Also on June 9, 2017, representatives of Norton Rose Fulbright and Hogan Lovells held a conference call to discuss the contractual conditions to closing the transactions contemplated by the merger agreement.
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On June 14, 2017, representatives of Norton Rose Fulbright, MRV and Goldfarb held a conference call to discuss due diligence matters relating to MRV’s Israeli subsidiaries.

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On June 19, 2017, the MRV Board held a telephonic meeting, at which all members were present, to discuss the open business issues in connection with the negotiation of the proposed merger agreement and to discuss and approve the projections to be provided to Cowen for purposes of its financial analysis.

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On June 20, 2017, MRV and ADVA held a call during which ADVA indicated that it was having difficulty becoming comfortable agreeing to an offer price above $10.00 per Share. MRV suggested that ADVA speak with its counsel regarding required regulatory approvals for the transaction and not make any further decisions (particularly, with regards to price) until ADVA had clarity on this issue.

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On June 20, 2017, Norton Rose Fulbright circulated a revised draft of the merger agreement to Hogan Lovells.

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On June 22, 2017, MRV provided draft disclosure schedules to the merger agreement to Hogan Lovells.

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On June 22, 2017, ADVA informed Cowen that its concern regarding required regulatory approvals were satisfied. MRV and ADVA held various conference calls to review all of the then outstanding issues. MRV requested that ADVA increase its offer to at least $10.50 per Share, but ADVA responded that they still had significant concerns about MRV’s revenue prospects, declining revenue for legacy products, and customer retention, and therefore they were unwilling to consider a price above $10.00 per Share, and that even at that price, a transaction may not be feasible in light of their concerns.

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Also on June 22, 2017, representatives of MRV held a conference call with representatives of ADVA to discuss past, present and forecasted business activity with respect to MRV’s largest customers.

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On June 23, 2017, ADVA communicated to MRV that they continued to struggle with valuation and could not move above an offer price of  $10.00 per Share, citing substantial integration costs and questions regarding MRV’s forecasts.

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On June 26, 2017, ADVA reiterated to MRV that it was unwilling to meet its request for a price of at least $10.50 per Share and that it still had significant questions about MRV’s business. MRV indicated that it would be willing to accept $10.40 per Share, but ADVA rejected that as well.

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On June 27, 2017, ADVA communicated to Cowen and MRV that ADVA’s Board still had significant concerns about MRV’s business, and were unwilling to offer a price higher than $10.00 per Share.

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MRV and ADVA held multiple discussions throughout the day of June 28, 2017. ADVA indicated that its Board could not yet get comfortable with an offer price above $10.00 per share, and that ADVA might terminate negotiations altogether.

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On June 28, 2017, the MRV Board held a meeting, at which all members were present, to discuss the open business issues in connection with the negotiation of the proposed merger agreement with ADVA. Later on June, 28, 2017, representatives of Norton Rose Fulbright and Hogan Lovells held a conference call to discuss these remaining issues. Following a detailed review of the negotiations with ADVA and other issues, the MRV Board authorized management to accept ADVA’s offer of  $10.00 per Share, subject to the prompt negotiation of an acceptable merger agreement, and ADVA agreed. Later that day MRV, ADVA and their respective representatives held an all-hands meeting to ensure that all were focused on finalizing a mutually acceptable merger agreement within the next several days. That evening, Hogan Lovells sent a revised draft of the draft merger agreement to Norton Rose Fulbright.
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On June 29, 2017, representatives of Norton Rose Fulbright met with Messrs. Bonney and Scheer to discuss the remaining open issues regarding the draft merger agreement. On June 29, 2017, representatives of Norton Rose Fulbright, MRV, TSLaw and Goldfarb held a conference call to discuss due diligence matters relating to MRV’s Israeli subsidiaries. In addition, on June, 29, 2017, representatives of Norton Rose Fulbright and Hogan Lovells held a conference call to discuss the remaining issues regarding the draft merger agreement. Norton Rose Fulbright sent a revised draft of the draft merger agreement, reducing the termination fee proposed by Hogan Lovells from 3.75% to 3.5% of the equity value of MRV and reducing the proposed cap on expense reimbursement from $1,750,000 to $750,000.

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On June 30, 2017, the MRV Board met telephonically with representatives of Cowen to review Cowen’s preliminary financial analysis of the proposed consideration of  $10.00 per share. Representatives of Cowen responded to questions from the MRV Board regarding its preliminary financial analysis.

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On June 30, 2017, representatives of Norton Rose Fulbright, MRV and Goldfarb held a conference call to discuss due diligence matters relating to MRV’s Israeli subsidiaries.

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On June 30, 2017, Hogan Lovells circulated a revised draft of the merger agreement to Norton Rose Fulbright, accepting the Company’s proposed termination fee of 3.5% of the equity value of MRV and increasing the expense reimbursement cap from $750,000 to $1,000,000.

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On July 1, 2017 and July 2, 2017, representatives of Norton Rose Fulbright and Hogan Lovells held various conference calls to negotiate the final terms and conditions of the proposed merger agreement.

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On the morning of Sunday, July 2, 2017, MRV and Grant Thornton held a call with representatives of Deloitte & Touche to discuss tax due diligence matters related to MRV’s Israeli subsidiaries

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On the afternoon of Sunday, July 2, 2017, the MRV Board held a telephonic meeting, at which all members were present, to discuss the final terms and conditions of the merger agreement. A representative of Norton Rose Fulbright made a presentation to the Board regarding the proposed final terms and conditions of the merger agreement. Representatives from Cowen reviewed with the MRV Board Cowen’s financial analysis of the proposed consideration of  $10.00 per share, responded to questions from the MRV Board regarding its financial analysis, and delivered Cowen’s opinion to the MRV Board, to the effect that, as of July 2, 2017, and subject to the various assumptions and limitations set forth therein, the consideration of  $10.00 per share to be received by the stockholders of MRV in the Offer and the Merger was fair, from a financial point of view, to such stockholders. See “— Opinion of Cowen and Company, LLC”. Thereafter, the Board reviewed the comprehensive strategic alternatives process it conducted, the process by which MRV identified ADVA as a potential buyer, the negotiations with ADVA and the relative merits of the proposed transaction with ADVA compared to other strategic alternatives available to MRV, including continuing to operate as a stand-alone business. After this discussion, the MRV Board voted unanimously to approve the merger agreement with ADVA and the related transactions.

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In the late afternoon of July 2, 2017, all signatories to the Tender and Support Agreements executed such agreements and the Merger Agreement and Guaranty were executed by all parties thereto. Prior to the stock market opening on July 3, 2017, MRV and ADVA announced the execution of the Merger Agreement.

   Reasons for the Recommendation of the MRV Board
In evaluating the Merger Agreement and the Transactions, the MRV Board consulted with MRV management and its legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of MRV and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the MRV Board reviewed, evaluated and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the MRV Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the MRV Board recommends that MRV’s stockholders tender their Shares in the Offer:
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MRV’s Operating and Financial Condition; Prospects of MRV.   The MRV Board considered the current and historical financial condition, results of operations, business and prospects of MRV, as well as MRV’s financial plan and prospects and risks if MRV were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which was not feasible to quantify numerically). Among these considerations were the following:

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MRV did not achieve profitability for the years ended December 31, 2016, 2015 and 2014 on a consolidated basis, and MRV expects to continue to incur significant product development, sales and marketing and general and administrative expenses, and costs related to improving efficiency in the near term, which likely would prevent it from achieving profitability at current revenue levels;

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the network equipment industry is intensely competitive, and MRV has continually competed against new products from larger, better capitalized global competitors while also competing against aggressive pricing from low-cost producers in Asia and elsewhere;

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the network equipment industry is consolidating, significantly limiting the number of available partners and consolidation opportunities for a company of MRV’s size while also contributing to increased competition from competitors with greater scale and resources than MRV;

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the markets for MRV products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards and MRV’s performance depends on the successful development of new and enhanced products that address these changes and other customer requirements;

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MRV depends on a few customers for a substantial portion of its sales;

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MRV’s revenue from its legacy products has declined significantly and continues to decline;

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to continue as an independent company, MRV would be required to make investments in engineering and product and software development that would negatively affect MRV’s short-term operating results, and that may achieve delayed or lower-than-expected benefits, which could harm its long-term operating results;

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MRV’s business has a significant presence in Europe, which is experiencing difficult economic conditions, characterized by decreases in product demand, excess customer inventories, and accelerated price erosion, competition from local European companies with closer access to customers, possibly interspersed with, or followed by, significant and temporary increased demand in products; and

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MRV’s revenue, gross margins and operating results are subject to substantial fluctuation from quarter to quarter and from year to year as a whole, which could cause fluctuations in the trading price of the Shares.

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No Superior Strategic Alternatives.   The MRV Board determined that ADVA’s offer represented the best opportunity to maximize stockholder value and that remaining independent was not likely to present an opportunity that is equal or superior to the Transactions or to create value for MRV stockholders that is equal to or greater than the value created by the Transaction in the foreseeable future, after considering the risks, potential advantages, uncertainties and time required to execute these other strategic and operating options.

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Extensive Sale Process.   The MRV Board considered the fact that, with the assistance of Cowen, MRV conducted a thorough and extensive sale process in which 78 potential strategic and financial buyers were contacted to inquire regarding their interest in acquiring MRV, and that ADVA was the only buyer that pursued a viable transaction in response to this process.

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Risk of Delay.   The MRV Board considered the risk that prolonging the sale process could have resulted in the loss of a favorable opportunity to successfully consummate the transaction with ADVA, due to, among other things, the likelihood that second quarter revenues and earnings would fall short of research analyst and internal projections.

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Cash Consideration; Certainty of Value.   The MRV Board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

•
Analyses and Opinion of MRV’s Financial Advisor.   The MRV Board considered the financial analysis presented to the MRV Board by Cowen with respect to the Offer and the Merger and the opinion of Cowen to the MRV Board, to the effect that, as of July 2, 2017, and subject to the various assumptions and limitations set forth therein, the consideration of  $10.00 per Share to be received by the stockholders of MRV in the Offer and the Merger was fair, from a financial point of view, to such stockholders. See “— Opinion of Cowen and Company, LLC.”

•
Offer Price.   The MRV Board considered:

•
the relative illiquidity of the market for the Shares;

•
the fact that the Offer Price represents a 1.0% premium to the average price of the Shares for the 12 months ended June 30, 2017, the last trading day before the announcement of the transaction;

•
the fact that the Offer Price represents a 9.3% premium to the average price of the Shares for the 9 months prior to June 30, 2017;

•
the fact that the Offer Price represents an 11.2% premium to the average price of the Shares for the 6 months prior to June 30, 2017;

•
the fact that the Offer Price represents a 1.5% premium to the average price of the Shares for the 3 months prior to June 30, 2017;

•
the fact that the Offer Price represents a 6.8% premium to the average price of the Shares for the month prior to June 30, 2017;

•
the fact that the Offer Price represents a 3.2% premium to the average price of the Shares for the week prior to June 30, 2017;

•
the fact that the Offer Price represents a 1.5% premium to the trading price at which the Shares closed on June 30, 2017; and

•
the MRV Board’s belief that it had obtained Parent’s best and final offer, and that the Offer Price represented the highest per Share consideration reasonably obtainable.

•
No Financing Condition.   The MRV Board considered the representation of Parent and Merger Sub that they would have sufficient cash resources to pay fully the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•
The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals.   The MRV Board considered the provisions of the Merger Agreement and determined that such provisions would not likely preclude competing acquisition proposals. In this regard, the MRV Board considered, among other things, (1) the ability of MRV under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger; (2) the ability of the MRV Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer; (3) MRV’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer; and (4) the respective termination rights of MRV and Parent, the $2,410,000 termination fee payable by MRV under certain circumstances (which the MRV Board believed was reasonable, including relative to termination fees in transactions of a similar size and is not likely to deter any potential bidder from making a competing acquisition proposal), and the out-of-pocket expenses of Parent up to $1,000,000 payable by MRV under certain circumstances (which the MRV Board believed was reasonable, including relative to expense reimbursement provisions in transactions of a similar size).
•
Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing the Merger. The MRV Board considered that the consummation of the Offer is conditioned upon, among other things, stockholders tendering and not validly withdrawing a sufficient number of Shares such that Parent will own at least a majority of the outstanding Shares immediately following the closing of the Offer. The MRV Board considered the likelihood of the consummation of the Merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment.

•
Tender Offer Structure; Timing of Completion.   The MRV Board considered the anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all issued and outstanding Shares followed by a merger effected pursuant to Section 251(h) of the DGCL. The MRV Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which MRV’s business would be subject to the potential uncertainty of closing and related disruption.

•
Extension of Offer Period.   The MRV Board considered that, subject to the termination rights set forth in the Merger Agreement, Merger Sub must extend the Offer for one or more periods until January 2, 2018, if at any scheduled expiration date of the Offer any condition to the Offer other than the Minimum Condition (as defined in the Merger Agreement) has not been satisfied or waived (to the extent so waivable by Parent or Merger Sub), and that Merger Sub must extend the Offer for one or more periods totaling 40 business days, if at any scheduled expiration date of the Offer the Minimum Condition has not been satisfied.

•
Appraisal Rights.   The MRV Board considered the availability of statutory appraisal rights to MRV’s stockholders who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and otherwise comply with all required procedures under the DGCL.

•
Tender and Support Agreements with Raging Capital and MRV Directors and Executive Officers. The MRV Board considered the fact that the Tender and Support Agreements with Raging Capital Management, LLC (“Raging Capital”) and our directors and executive officers terminate in the event that MRV terminates the Merger Agreement, which permits those persons to support a transaction involving a superior proposal following the termination of the Merger Agreement and payment to Parent of a $2,410,000 termination fee.

In the course of its deliberations, the MRV Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by MRV management, and the MRV Board, including, but not limited to, the following:
•
the fact that MRV stockholders will not be entitled to participate in any potential future benefit from MRV’s execution of MRV management’s standalone strategic business plan and potential future value of net operating loss carry forwards;

•
the fact that the Merger Agreement precludes MRV from actively soliciting alternative transaction proposals and requires payment by MRV of a $2,410,000 termination fee to Parent under certain circumstances, including in the event that the Merger Agreement is terminated by MRV to accept a superior offer, and the risk that the amount of the termination fee could deter potential alternative acquisition proposals;

•
the fact that the Merger Agreement requires payment by MRV of up to $1,000,000 of the out-of-pocket expenses of Parent under certain circumstances;

•
the fact that the consummation of the Offer is conditioned on there having been validly tendered into and not withdrawn from the Offer a number of Shares that represents a majority of the Shares that are issued and outstanding immediately prior to the acceptance time of the Offer;

•
the possibility that the Offer and the Merger might not be consummated, and the fact that if they are not consummated, (1) MRV’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the negotiations and in furtherance of the Transactions; (2) MRV will have incurred significant transaction costs; and (3) MRV’s relationships with its customers, key partners, employees and other third parties may be adversely affected;

•
the effect of the public announcement of the Merger Agreement, including effects on MRV’s customers and relationships with its development partners and other business relationships and MRV’s ability to attract and retain key management and personnel;

•
the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer and the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer and the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one of the Offer conditions not to be satisfied;

•
the restrictions imposed by the Merger Agreement on the conduct of MRV’s business prior to completion of the Offer, which could delay or prevent MRV from undertaking some business opportunities that may arise during that time;

•
the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger; and

•
the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the MRV Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. It includes the material reasons and factors considered by the MRV Board. In view of the wide variety of reasons and factors considered, the MRV Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the MRV Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the MRV Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.
Executive Officer and Director Arrangements Following the Merger
Although as of the date of this Schedule 14D-9 none of MRV’s current directors or executive officers have entered into any agreements or arrangements with Parent, MRV or their respective affiliates regarding continued service with Parent, MRV or their respective affiliates after the Effective Time, it is possible that Parent, MRV or their respective affiliates may enter into employment or other arrangements with MRV’s management in the future.
Opinion of Cowen and Company, LLC
MRV retained Cowen to act as its exclusive financial advisor in connection with certain potential strategic transactions, including a possible sale of, or other business combination involving, MRV, and to render an opinion to the MRV Board as to the fairness, from a financial point of view, of the consideration of  $10.00 per Share to be received by the stockholders of MRV in the Offer and the Merger.

On July 2, 2017, Cowen delivered its opinion to the MRV Board to the effect that, as of that date and subject to the various assumptions and limitations set forth therein, the consideration of  $10.00 per Share to be received by the stockholders of MRV in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of the written opinion of Cowen, dated July 2, 2017, is attached as Annex A hereto and is incorporated by reference. MRV encourages stockholders to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the MRV Board and are directed only to the fairness, from a financial point of view, of the consideration of  $10.00 per Share to be received by the stockholders of MRV in the Offer and the Merger. Cowen’s opinion is not a recommendation to any stockholder or any other person as to whether such stockholder or such person should tender Shares in the Offer or take any other action in connection with the Offer and the Merger or otherwise.
In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:
•
a draft of the Merger Agreement dated June 30, 2017;

•
certain publicly available financial and other information for MRV and certain other relevant financial and operating data furnished to Cowen by the management of MRV;

•
certain internal financial analyses, financial forecasts, reports and other information concerning MRV prepared by the management of MRV (referred to in this section as the “Company Forecasts”);

•
discussions Cowen had with certain members of the management of MRV concerning the historical and current business operations, financial condition and prospects of MRV and such other matters Cowen deemed relevant;

•
certain operating results of MRV as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•
the reported price and trading history of the Shares as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•
certain financial terms of the Offer and the Merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•
such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the consent of the MRV Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by MRV or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of the management of MRV as to the existing products and services of MRV and the viability of, and risks associated with, the future products and services of MRV. In addition, Cowen did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of MRV. Cowen further relied upon MRV’s representation that all information provided to it by MRV was accurate and complete in all material respects. Cowen, with the consent of the MRV Board, assumed that the Company Forecasts were reasonably prepared by the management of MRV on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of MRV, and that such forecasts provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Company Forecasts or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen became aware after the date of its opinion.
Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of MRV since the date of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of MRV, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of MRV, Parent or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion does not address any legal, tax or accounting matters related to the Merger Agreement or the Offer and the Merger, as to which it assumed that MRV and the MRV Board have received such advice from legal, tax and accounting advisors as each has determined appropriate. Cowen’s opinion addressed only the fairness of the consideration of  $10.00 per Share, from a financial point of view, to the stockholders of MRV. Cowen expressed no view as to any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect Cowen’s opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and expressly disclaims any responsibility to do so. Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Offer and the Merger. Cowen assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.
Cowen’s opinion was intended for the benefit and use of the MRV Board in its consideration of the financial terms of the Offer and the Merger and may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with Cowen’s prior written approval. However, Cowen’s opinion may be reproduced in full in disclosure documents relating to the Offer and the Merger which MRV is required to file under the Securities Exchange Act of 1934, as amended, including this Schedule 14D-9. Cowen’s opinion is not a recommendation to any stockholder of MRV or any other person as to whether such person should tender his or her Shares in the Offer or to take any other action in connection with the Offer and the Merger or otherwise. Cowen was not requested to opine as to, and its opinion does not in any manner address, MRV’s underlying business decision to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to MRV. In addition, Cowen was not asked to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of MRV’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of MRV or whether Parent or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration of  $10.00 per Share.
   Summary of Material Financial Analyses
The following is a summary of the material financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the MRV Board and the management of MRV the assumptions on which such analyses were based and other factors, including the historical and projected financial results of MRV.
   Transaction Overview
For informational purposes only, Cowen reviewed the closing prices of the Shares on various days and over various periods. The table below illustrates the stock prices for those days and periods and the premium implied by the consideration of  $10.00 per Share to the historical stock prices.
Closing Price Date	Historical Share Price	Premium / (Discount) Implied by Offer Price
June 30, 2017	$9.85	1.5%
1 week prior to June 30, 2017 (Average)	$9.69	3.2%
1 month prior to June 30, 2017 (Average)	$9.36	6.8%
3 months prior to June 30, 2017 (Average)	$9.85	1.5%
6 months prior to June 30, 2017 (Average)	$8.99	11.2%
9 months prior to June 30, 2017 (Average)	$9.15	9.3%
12 months prior to June 30, 2017 (Average)	$9.90	1.0%
High during 12 months ending on June 30, 2017 (August 9, 2016) (Spot)	$13.00	(23.1%)
Low during 12 months ending on June 30, 2017 (March 9, 2017) (Spot)	$7.05	41.8%
High during 5 years ending on June 30, 2017 (August 31, 2015) (Spot)	$20.54	(51.3%)
Low during 5 years ending on June 30, 2017 (March 30, 2015) (Spot)	$7.02	42.5%
Cowen also noted that the aggregate consideration to be received by the holders of Shares in the Offer and the Merger based upon the consideration of  $10.00 per Share implied a premium of 2.4% to MRV’s Implied Enterprise Value (as defined below) on June 30, 2017.
For informational purposes only, Cowen also reviewed one recently published, publicly available research analyst report. This research analyst report set a 12-month undiscounted price target for MRV of $13.50 per Share.
   Analysis of Selected Publicly Traded Companies
To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for MRV to the corresponding data and multiples of certain other companies in the telecommunications networking equipment industry (referred to in this section as the “Selected Companies”) whose securities are publicly traded and that Cowen believes in the exercise of its professional judgment to have one or more business or operating characteristics, market valuations and trading valuations similar to what might be expected of MRV. These companies were:
Selected Companies
•
ADTRAN, Inc.

•
Calix, Inc.

•
Ciena Corporation

•
DASAN Zhone Solutions, Inc.

•
Infinera Corporation

•
UTStarcom Holdings Corporation

The data and multiples reviewed by Cowen included:
•
the market capitalization of equity plus debt and debt-like instruments less cash (“Implied Enterprise Value”) of each of the Selected Companies, as a multiple of revenue and as a multiple of earnings before interest expense, income taxes, depreciation and amortization and excluding the effects of stock-based compensation and exceptional gains or charges from unusual, discontinued or non-recurring activities (referred to in this section as “Adjusted EBITDA”), and

•
the price per share, as of June 30, 2017, of each of the Selected Companies as a multiple of earnings per share excluding the effects of tax-effected stock-based compensation and exceptional gains or charges from unusual, discontinued or non-recurring activities (“Non-GAAP EPS”), in each case, estimated for calendar year 2017 (“CY2017E”) and, for the multiple of Implied Enterprise Value to revenue only, on a historical basis for the last twelve months (“LTM”), from Capital IQ and Bloomberg where available, or otherwise from research analyst reports.
The following table presents the multiple of Implied Enterprise Value to revenue and Adjusted EBITDA and the multiple of price per share, as of June 30, 2017 per Capital IQ, to Non-GAAP EPS, in each case, for the Selected Companies and for calendar year 2017 and, for the multiple of Implied Enterprise Value to revenue only, for the last twelve months.
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
LTM Revenue(1)	0.6x	1.1x	1.4x	1.7x
CY2017E Revenue(2)	0.5x	1.1x	1.3x	1.8x
CY2017E Adjusted EBITDA(3)	8.4x	11.7x	11.7x	15.0x
Price per share as a multiple of:
CY2017E Non-GAAP EPS(4)	13.4x	18.3x	18.3x	23.2x

(1)
The multiple for the following company was excluded because it was negative and was considered not meaningful: UTStarcom Holdings Corporation.

(2)
The multiple for the following company was excluded because it was negative and was considered not meaningful: UTStarcom Holdings Corporation.

(3)
The multiples for the following companies were excluded because they were greater than 20.0x or negative and were considered not meaningful: Calix, Inc. and Infinera Corporation. The multiples for the following companies were excluded because they were not available: DASAN Zhone Solutions, Inc. and UTStarcom Holdings Corporation.

(4)
The multiples for the following companies were excluded because they were negative and were considered not meaningful: Calix, Inc., DASAN Zhone Solutions, Inc., Infinera Corporation and UTStarcom Holdings Corporation.

Based upon the information presented above, Cowen’s experience in the telecommunications networking equipment industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges and using MRV’s historical revenue for the twelve months ended March 31, 2017 (“LTM”) and MRV’s forecasted revenue, Adjusted EBITDA and Non-GAAP EPS for calendar year 2017 (“CY2017E”), in each case compared to the consideration of  $10.00 per Share.
	Reference Multiple Range	Implied Value per Share
Implied Enterprise Value as a multiple of:
LTM Revenue	0.4x – 0.6x	$8.02 – $10.33
CY2017E Revenue	0.4x – 0.6x	$8.45 – $10.92
CY2017E Adjusted EBITDA	6.0x – 8.0x	$6.45 – $7.54
Price per Share as a multiple of:
CY2017E Non-GAAP EPS	9.0x – 13.0x	$2.09 – $3.02

Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to MRV. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies and MRV to which they are being compared.
Analysis of Selected Transactions
Cowen reviewed the financial terms, to the extent publicly available based on company filings, press releases and research analyst reports, of 14 transactions (referred to in this section as the “Selected Transactions”) involving the acquisition of companies or businesses in the telecommunications networking equipment industry with equity values less than $1 billion and that Cowen believes in the exercise of its professional judgment to have one or more business or operating characteristics, market valuations and trading valuations that Cowen deemed relevant and that were announced since September 2009. These transactions and the dates announced were:
Announced Date	Target	Buyer
September 14, 2016	Zebra Technologies Corporation (WLAN assets)	Extreme Networks, Inc.
April 12, 2016	DASAN Networks Solutions, Inc.	Zhone Technologies, Inc.
January 13, 2016	Overture Networks Inc.	ADVA Optical Networking SE
May 27, 2015	Meru Networks, Inc.	Fortinet, Inc.
May 4, 2015	Cyan, Inc.	Ciena Corporation
February 6, 2014	Alcatel-Lucent S.A. (Enterprise business)	China Huaxin Post and Telecommunications Economy Development Centre
October 21, 2013	Tellabs, Inc.	Marlin Equity Partners
September 12, 2013	Enterasys Networks, Inc.	Extreme Networks, Inc.
January 28, 2013	Sierra Wireless, Inc. (AirCard business)	Netgear, Inc.
October 23, 2012	Sycamore Networks, Inc. (Intelligent Bandwidth Management Business)	Marlin Equity Partners
October 11, 2011	BigBand Networks, Inc.	ARRIS Enterprises, Inc.
September 16, 2010	Occam Networks, Inc.	Calix, Inc.
July 26, 2010	2Wire Inc.	Pace plc
September 15, 2009	Nortel Networks Corporation (Global Enterprise Solutions business)	Avaya Inc.
The data and multiples reviewed by Cowen included the Implied Enterprise Value paid in each of the Selected Transactions as a multiple of revenue for the latest twelve months (referred to in this section as “LTM”) and the next twelve months (referred to in this section as “NTM”) prior to and following the announcement of the Selected Transactions, respectively.
The following table presents the multiple of Implied Enterprise Value to revenue for the periods indicated.
	Low	Mean	Median	High
Implied Enterprise Value as a multiple of:
LTM Revenue(1)	0.3x	0.7x	0.5x	1.9x
NTM Revenue(2)	0.4x	0.6x	0.5x	1.4x

(1)
The multiples for the transactions involving the following target companies or businesses were excluded because they were not available: Overture Networks, Inc. and Sycamore Networks, Inc.

(2)
The multiples for the transactions involving the following target companies or businesses were excluded because they were not available: Overture Networks, Inc., Alcatel-Lucent S.A., Sierra Wireless, Inc. and Sycamore Networks, Inc.

Based upon the information presented above, Cowen’s experience in the telecommunications networking equipment industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges using MRV’s historical LTM revenue for the twelve months ended March 31, 2017 (“LTM”) and MRV’s forecasted NTM revenue for the twelve months ending March 31, 2018 (“NTM”), in each case compared to the consideration of  $10.00 per Share.
	Reference Multiple Range	Implied Value per Share
Implied Enterprise Value as a multiple of:
LTM Revenue	0.4x – 0.6x	$8.02 – $10.33
NTM Revenue	0.4x – 0.6x	$8.51 – $11.01
Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Offer and the Merger, and none of the target companies in those transactions is directly comparable to MRV. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the target companies involved and other factors that could affect the acquisition value of such companies or MRV to which they are being compared.
Discounted Cash Flow Analysis
Cowen estimated a range of values for the Shares based upon the discounted present value of MRV’s projected unlevered free cash flow for the six-month period ending on December 31, 2017 and the full calendar years ending in 2018 through 2021 and the terminal value of MRV based on multiples of MRV’s forecasted Adjusted EBITDA for MRV’s fiscal year ending in 2022, and assuming a transaction closing date of June 30, 2017. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of MRV. In performing this analysis, Cowen utilized discount rates ranging from 16.0% to 20.0%, which were selected based on the estimated weighted average cost of capital of MRV. Cowen utilized terminal multiples of Adjusted EBITDA ranging from 6.0x to 8.0x, which range was selected by Cowen in its professional judgment and based on the multiples for the Selected Companies. In performing this analysis, Cowen also calculated the present value of MRV’s estimated United States federal net operating loss carry forwards, as provided by MRV management, discounted to present value at a discount rate of 18.0%, which was selected based on MRV’s estimated cost of equity.
Utilizing this methodology, the implied value per Share, excluding the present value of MRV’s estimated United States federal net operating loss carry forwards, ranged from $7.76 to $9.89, and the implied value per Share, including the present value of MRV’s estimated United States federal net operating loss carry forwards, ranged from $7.76 to $11.20, compared to the consideration of  $10.00 per Share.
The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the MRV Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of MRV. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of MRV, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the MRV Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.
Cowen was selected by MRV to render an opinion to the MRV Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of MRV for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of its opinion, Cowen has not had a material relationship with, or received any compensation from ADVA Optical Networking SE, the parent company of Parent, or from MRV, Parent, Purchaser or any other party to the Merger Agreement. Cowen and its affiliates may in the future provide commercial and investment banking services to MRV, ADVA Optical Networking SE, Parent or Purchaser and may receive fees for the rendering of such services. The issuance of Cowen’s opinion was approved by Cowen’s Fairness Opinion Review Committee.
Pursuant to the engagement letter between Cowen and MRV, Cowen will be entitled to receive a transaction fee of approximately $1.35 million, $500,000 of which became payable upon Cowen informing the MRV Board that it was prepared to render its opinion and the balance of which is contingent upon the consummation of the Offer. Additionally, MRV has agreed to reimburse Cowen for certain of its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen were negotiated at arm’s length between MRV and Cowen, and the MRV Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the Offer and the Merger.
Certain Prospective Financial Information about MRV
MRV does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its evaluation of potential strategic alternatives and specifically the Offer and the Merger, however, MRV management prepared the MRV Projections (as defined below). The MRV Projections were developed under the assumption of continued standalone operation and the MRV Projections did not give effect to any changes or expenses as a result of the Offer, the Merger or any other effects of the Offer or the Merger. The MRV Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. MRV’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the MRV Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.
MRV provided Parent with unaudited prospective financial information for calendar years 2017 through 2018 (the “Bidder Projections”). The first table below presents a summary of the Bidder Projections as prepared by MRV management and approved by the MRV Board.
On June 19, 2017, MRV provided Cowen with unaudited prospective financial information for calendar years 2017 through 2022 (the “Non-GAAP Projections” and, collectively with the Bidder Projections, the

“MRV Projections”) and instructed Cowen to use and rely on the Non-GAAP Projections as the basis for its financial analysis in rendering its opinion described in more detail above in “— Opinion of Cowen and Company, LLC”. The second table below presents a summary of the Non-GAAP Projections for the calendar year 2017 (including the six months ended December 31, 2017) through calendar year 2022 as prepared by MRV management and approved by the MRV Board. MRV did not provide the Non-GAAP Projections to Parent, except as otherwise set forth in this section.
These summaries of the MRV Projections are included solely to give MRV stockholders access to certain financial projections that were made available to the MRV Board, Parent and Cowen and are not included in this Schedule 14D-9 to influence a MRV stockholder’s decision whether to tender Shares in the Offer or for any other purpose.
The MRV Projections were based on an operating model that MRV management prepared and provided to the MRV Board, Parent and Cowen. The MRV Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond MRV’s control. The MRV Projections also reflect assumptions as to certain business decisions that are subject to change. The MRV Projections were prepared early in the process of consideration of strategic alternatives and were not updated. Given that the MRV Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the MRV Projections include, but are not limited to, (1) the timing of client renewals, upgrades and expansions and introduction of new products; (2) market acceptance of new products; (3) impact of competitive products and pricing; (4) the effect of regulatory actions; (5) the effect of global economic conditions; (6) fluctuations in foreign currency exchange rates; (7) the cost and effect of changes in tax and other legislation; and (8) other risk factors described in MRV’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the MRV Projections may be affected by MRV’s ability to achieve strategic goals, objectives and targets over the applicable period.
The MRV Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on (1) actual results; (2) revised prospects for MRV’s business; (3) changes in general business or economic conditions; or (4) any other transaction or event that has occurred or that may occur and that was not anticipated when the MRV Projections were prepared. In addition, the MRV Projections do not take into account any circumstances, transactions or events occurring after the dates on which the MRV Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the MRV Projections. There can be no assurance that the financial results in the MRV Projections will be realized, or that future actual financial results will not materially vary from those in the MRV Projections.
The inclusion of the MRV Projections should not be regarded as an indication that MRV or any of its affiliates, officers, directors, advisors or other representatives consider the MRV Projections to be predictive of actual future events, and the MRV Projections should not be relied upon as such. None of MRV or its affiliates, officers, directors, advisors or other representatives gives any MRV stockholder or any other person any assurance that actual results will not differ materially from the MRV Projections. Except as otherwise required by law, MRV and its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the MRV Projections to reflect circumstances existing after the dates on which the MRV Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the MRV Projections are shown to be in error.
In light of the foregoing factors and the uncertainties inherent in the MRV Projections, MRV stockholders are cautioned not to place undue, if any, reliance on the MRV Projections.

   Bidder Projections
	Calendar Years: (US$ in thousands, except per share data)
	2017E	2018E
Revenues:
Product revenue	78,758	80,182
Service revenue	10,837	12,027
Total revenue	89,595	92,210
Gross profit:
Product gross profit	38,743	40,710
Services gross profit	6,455	7,696
Total gross profit	45,198	48,406
Operating expenses:
Product development and engineering	18,183	19,228
Sales/services/product lifecycle management	15,313	15,476
Administrative expenses	10,929	11,221
Total operating expenses	44,426	45,924
Operating income	772	2,482
   Non-GAAP Projections
(US $ in millions, except per share)	2H 2017	CY 2017	CY 2018	CY 2019	CY 2020	CY 2021	CY 2022
GAAP Total Revenue	$45.9	$89.6	$92.2	$96.2	$102.6	$110.1	$119.7
Cost of Revenue	22.5	44.4	43.8	47.7	53.0	55.9	60.8
GAAP Gross Profit	$23.4	$45.2	$48.4	$48.5	$49.6	$54.2	$58.9
Adjusted EBITDA (Non-GAAP)	$2.8	$3.7	$5.4	$6.0	$7.0	$8.9	$9.9
Stock-based compensation	0.8	1.7	1.8	1.9	2.0	2.0	2.0
Restructuring, etc.(1)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	0.6	1.3	1.1	1.1	1.1	1.1	1.1
Tax provision(2)	0.5	0.3	0.9	1.0	1.4	2.0	2.4
GAAP Net Income (Loss)	$1.0	$0.5	$1.6	$1.9	$2.5	$3.8	$4.4
Adjusted EBITDA (Non-GAAP)	$2.8	$3.7	$5.4	$6.0	$7.0	$8.9	$9.9
Stock-based compensation	0.8	1.7	1.8	1.9	2.0	2.0	2.0
Restructuring, etc.(1)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Tax provision(2)	0.5	0.3	0.9	1.0	1.4	2.0	2.4
Capital expenditures	0.5	1.0	1.1	1.1	1.1	1.1	1.1
Increases in net working capital	0.2	0.2	0.4	0.1	1.1	0.6	1.3
Unlevered Free Cash Flow (Non-GAAP)	$0.9	0.5	$1.2	$1.9	$1.5	$3.2	$3.1
GAAP Net Income (Loss)	$1.0	$0.5	$1.6	$1.9	$2.5	$3.8	$4.4
Stock-based compensation(3)	0.5	1.1	1.2	1.2	1.3	1.3	1.3
Restructuring, etc.(1)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Non-GAAP Net Income	$1.3	$1.6	$2.8	$3.2	$3.8	$5.0	$5.7
Non-GAAP EPS(4)	$0.19	$0.23	$0.40	$0.45	$0.54	$0.70	$0.77

(1)
Consists of non-recurring restructuring-related charges.

(2)
Excludes the effect of MRV’s estimated United States federal net operating loss carry forwards of  $187 million as of December 31, 2016.

(3)
Tax-effected stock-based compensation only.

(4)
Based on fully-diluted Shares outstanding estimated by MRV as follows: CY 2017: 6.858 million; CY 2018: 6.958 million; CY 2019: 7.058 million; CY 2020: 7.158 million; CY 2021: 7.258 million; CY 2022: 7.358 million.

Intent to Tender
To the knowledge of MRV, each executive officer and director of MRV currently intends to tender all of his or her Shares into the Offer.
In addition, each of MRV’s Directors and Messrs. Bonney, Krulik, and Scheer have each entered into a Tender and Support Agreement pursuant to which each has agreed, in his capacity as a stockholder of MRV, to tender all of his Shares, as well as any additional Shares that he may acquire during the Support Period, to Merger Sub in the Offer. See the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between MRV, Parent, Merger Sub and Parent — Tender and Support Agreements.”
Item 5.   Persons/Assets Retained, Employed, Compensated or Used
MRV has retained Cowen as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Cowen by MRV is set forth in “Item 4. The Solicitation or Recommendation — Opinion of Cowen and Company, LLC” and is hereby incorporated by reference in this Item 5.
Except as set forth above, neither MRV nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of MRV on its behalf in connection with the Offer, the Merger or related matters.
Item 6.   Interest in Securities of the Subject Company
Other than as set forth below, no transactions with respect to the Shares have been effected by MRV or, to the knowledge of MRV after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that each of the Company’s Directors and Messrs. Bonney, Krulik, and Scheer, each in his capacity as a stockholder of MRV, entered into a Tender and Support Agreement, as described under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between MRV, Parent and Merger Sub — Tender and Support Agreements.”
Name	Date of Transaction	Number of Shares (Restricted Stock)	Number of Options	Exercise Price of Options ($)	Nature of Transaction
Kenneth H. Traub	06/01/2017	2,825	6,245	8.90	Annual grant of equity compensation
Robert M. Pons	06/01/2017	2,825	6,245	8.90	Annual grant of equity compensation
Mark J. Bonney	06/01/2017	—	100,000	8.90	Annual grant of equity compensation
Brian Bellinger	06/01/2017	2,825	6,245	8.90	Annual grant of equity compensation
Jeannie H. Diefenderfer	06/01/2017	2,825	6,245	8.90	Annual grant of equity compensation

Name	Date of Transaction	Number of Shares (Restricted Stock)	Number of Options	Exercise Price of Options ($)	Nature of Transaction
Jeffrey Tuder	06/01/2017	2,825	6,245	8.90	Annual grant of equity compensation
Stephen G. Krulik	06/01/2017	—	25,000	8.90	Annual grant of equity compensation
Adam L.A. Scheer	06/01/2017	—	80,000	8.90	Annual grant of equity compensation
Item 7.   Purposes of the Transaction and Plans or Proposals
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), MRV is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of MRV’s securities by MRV, any subsidiary of MRV or any other person or entity; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving MRV or any subsidiary of MRV; (3) any purchase, sale or transfer of a material amount of assets of MRV or any subsidiary of MRV; or (4) any material change in the present dividend policy, indebtedness or capitalization of MRV.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.   Additional Information
The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.
The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers of MRV” is incorporated herein by reference.
Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successfully completed and the Merger is consummated, holders of record of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and have not otherwise waived their appraisal rights) and who properly demand appraisal of their Shares and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, on the amount determined to be the fair value, as determined by such court, in accordance with and subject to the provisions of Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to a record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of appraisal rights in respect of his, her or its Shares should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to strictly follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer (unless such holder subsequently validly withdrew the tender); (2) properly demand appraisal of their Shares and follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and (4) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive in lieu of the consideration payable in the Merger, a cash payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value, as determined by such court and subject to the provisions of Section 262 of the DGCL. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
If you are entitled demand appraisal of your Shares under Section 262 of the DGCL and elect to do so, you must satisfy each of the following conditions:
•
You must deliver to MRV (at the address set forth below) a written demand for appraisal of your Shares by the later of: (1) the consummation of the Offer, which is the time at which Merger Sub irrevocably accepts for purchase the Shares tendered pursuant to the Offer and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing is July 17, 2017). The demand must reasonably inform MRV of the identity of the stockholder and that the stockholder is demanding appraisal;

•
You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•
You must continuously hold of record such Shares from the date on which your written demand for appraisal is made through the effective date of the Merger.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger within 10 days after the effective date of the Merger to those stockholders of MRV who are entitled to appraisal rights and made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL.
All written demands for appraisal should be addressed to:
MRV Communications, Inc.
20520 Nordhoff Street Chatsworth, CA 91311
(818) 773-0900
Attention: Chief Financial Officer

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any stockholder who has properly demanded appraisal of his, her or its Shares (and not validly withdrawn or otherwise lost the right to seek appraisal) and otherwise complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all stockholders who did not tender such Shares in the Offer (or who validly tendered but subsequently validly withdrew the tender) and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. MRV is under no obligation to, and has no present intention to, file such a petition and holders should not assume that MRV, as the Surviving Corporation, will file such a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any stockholder who has properly demanded appraisal of such stockholder’s Shares and who has otherwise complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of a record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand for appraisal has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such an appraisal petition, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) in which such petition was filed, a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded appraisal for their Shares and whose Shares are represented by stock certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Pursuant to Section 262, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger or consolidation for such total number of Shares exceeds $1 million.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as described above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that ”proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the effective date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Holders of Shares considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although MRV believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor MRV anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and MRV reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.
If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration, without interest. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to MRV a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective date of the Merger.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to properly demand, successfully withdraws or otherwise loses such stockholder’s right to appraisal, each of the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of MRV’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of MRV desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute
As a Delaware corporation, MRV is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (defined generally to include a person who, together with such persons affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation that has a class of stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares in a tender or exchange offer); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder (and not by written consent). The MRV Board has approved the Tender and Support Agreements, the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, and MRV believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted MRV from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Tender and Support Agreements, the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.
MRV is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to MRV, Parent, Merger Sub, the Offer, the Merger, the Tender and Support Agreements or any other transaction contemplated by the Merger Agreement, then each of MRV, Parent, Merger Sub and their respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.
In connection with its approval of the Merger Agreement, the Offer and the Merger, the MRV Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer, the Merger and the Tender and Support Agreements for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the Tender and Support Agreements.
Stockholder Approval of the Merger Not Required
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL if the Offer is successfully completed, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, unless required by the target corporation’s certificate of incorporation, if, immediately following “consummation” (as defined in Section 251(h)(6)b. of the DGCL) of a tender offer for all of the outstanding shares of the stock of a corporation that has a class or series of stock that is listed on a national securities exchange or is held of record by more than 2,000 holders that, absent Section 251(h) would be entitled to vote on the adoption of the merger agreement, the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to the expiration of such offer, together with stock owned by the corporation consummating the offer or its “affiliates” (as defined in Section 251(h)(6)a. of the DGCL) and any “rollover stock” (as defined in Section 251(h)(6)g. of the DGCL), equals at least the percentage of the shares of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement under the DGCL and the certificate of incorporation of the target corporation, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer may effect a merger of the constituent corporations without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of MRV’s stockholders, in accordance with Section 251(h) of the DGCL.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of MRV, please see MRV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and MRV’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017.
Forward-Looking Statements
This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that MRV expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: (1) the anticipated timing of filings and approvals relating to the Transactions, (2) the expected timing of the completion of the Transactions; (3) the ability to complete the Transactions considering the various closing conditions; (4) projections or forecasts of earnings; (5) the expected benefits and costs of the Transactions; (6) management plans relating to the Transactions and future operations; (7) any expectation or belief; and (8) any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in MRV’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, MRV will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with MRV’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.
Item 9.   Exhibits
The following Exhibits are attached hereto:
(a)(1)(A)	Offer to Purchase, dated July 17, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission (the “SEC”) by Golden Acquisition Corporation, ADVA NA Holdings, Inc. and ADVA Optical Networking SE on July 17, 2017 (the “Schedule TO”)).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, dated July 17, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Press Release issued by MRV Communications, Inc. on July 3, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by MRV Communications, Inc. on July 3, 2017).
(a)(5)(B)	Press Release issued by ADVA Optical Networking SE on July 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed with the SEC by MRV Communications, Inc. on July 3, 2017).
(a)(5)(C)	Notice to Warrant Holders, dated July 17, 2017.
(e)(1)	Agreement and Plan of Merger, among MRV Communications, Inc., Golden Acquisition Corporation, and ADVA NA Holdings, Inc., dated as of July 2, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by MRV Communications, Inc. on July 3, 2017).
(e)(2)	Confidentiality Agreement, effective as of August 13, 2016, between MRV Communications, Inc. and ADVA Optical Networking SE.
(e)(3)	Guaranty, dated as of July 2, 2017, by ADVA Optical Networking SE for the benefit of MRV Communications, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by MRV Communications, Inc. on July 3, 2017).
(e)(4)	Form of Tender and Support Agreement, dated as of July 2, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC by MRV Communications, Inc. on July 3, 2017).
(e)(5)	Amendment No. 1 to Rights Agreement, dated July 2, 2017, by and between MRV Communications, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by MRV Communications, Inc. on July 3, 2017).
(e)(6)	Amended and Restated Certificate of Incorporation of MRV Communications, Inc. (incorporated by reference from Exhibit 3.1 on Form 10-Q for the quarter ended September 30, 2012).
(e)(7)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of MRV Communications, Inc. (incorporated by reference from Exhibit 3.3 of Form 10-K for the year ended December 31, 2012).
(e)(8)	Amended and Restated Bylaws of MRV Communications, Inc. (incorporated by reference from Exhibit 3.1 on Form 10-Q for the quarter ended September 30, 2014).
(e)(9)	Certificate of Designations of Series A Junior Participating Preferred Stock of MRV Communications, Inc. (incorporated by reference from Exhibit 3.1 of Form 8-K filed on January 26, 2016).
(e)(10)	Rights Agreement, dated as of January 26, 2016, between MRV Communications, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 of Form 8-K filed on January 26, 2016).
(e)(11)	MRV Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference from Exhibit 4.1 of Form S-8 (file no. 333-167971) filed on July 2, 2010).
(e)(12)	Amendment to MRV Communications, Inc. 2007 Omnibus Incentive Plan dated November 5, 2012 (incorporated by reference from Exhibit 10.6 of Form 10-Q for the quarter ended September 30, 2012).
(e)(13)	MRV Communications, Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Stockholders, filed on April 10, 2015).

(e)(14)	Amended and Restated Employment Agreement, dated as of March 16, 2016, by and between MRV Communications, Inc. and Mark J. Bonney (incorporated by reference from Exhibit 10.1 of Form 8-K filed on March 16, 2016).
(e)(15)	Change in Control Agreement, dated as of May 5, 2016, by and between MRV Communications, Inc. and Stephen G. Krulik (incorporated by reference from Exhibit 10.1 of Form 10-Q filed on May 5, 2016).
(e)(16)	Letter Agreement, dated as of October 1, 2015, by and between MRV Communications, Inc. and Adam Scheer (incorporated by reference from Exhibit 10.1 of Form 8-K filed on December 27, 2016).
(e)(17)	Amendment to Letter Agreement, dated as of September 27, 2016, by and between MRV Communications, Inc. and Adam Scheer (incorporated by reference from Exhibit 10.2 of Form 8-K filed on December 27, 2016).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
MRV COMMUNICATIONS, INC.
By:
Name: Mark J. Bonney
Title: Chief Executive Officer
Date: July 17, 2017

ANNEX A
July 2, 2017
Board of Directors
MRV Communications, Inc.
20415 Nordhoff St.
Chatsworth, CA 91311
Members of the Board:
In your capacity as members of the Board of Directors (the “Board of Directors”) of MRV Communications, Inc. (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.0017 per share, of the Company of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger (the “Agreement”), by and among ADVA NA Holdings, Inc. (“Acquirer”), Golden Acquisition Corporation (“Merger Sub”) and the Company.
As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company at a price of  $10.00 per share in cash (the “Consideration”), and (ii) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Offer, the “Transaction”) and each issued and outstanding share of common stock of the Company not tendered in the Offer, other than those shares of common stock of the Company which are not being converted into the right to receive the Consideration under the Agreement, will be converted into the right to receive the Consideration.
Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Acquirer and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has not received fees from ADVA Optical Networking SE, the parent company of Acquirer, or from the Company or any other party to the Transaction. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer and may receive fees for the rendering of such services.
In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:
Cowen and Company, LLC
One Maritime Plaza, 9th Floor
San Francisco, CA 94111

•
a draft of the Agreement dated June 30, 2017;

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certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company;

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certain internal financial analyses, financial forecasts, reports and other information concerning the Company prepared by the management of the Company (the “Company Forecasts”);

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discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

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certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

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the reported price and trading history of the shares of the common stock of the Company as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

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certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

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such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such Company Forecasts provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.
We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Acquirer or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the

Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Consideration, from a financial point of view, to the stockholders of the Company. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.
We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.
It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether such person should tender his or her shares of the common stock of the Company in the Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company or (ii) whether Acquirer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration.
This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Transaction is fair, from a financial point of view, to the stockholders of the Company.
Very truly yours,

Annex B
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262.   Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.